No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF May 2012

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        *         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Exhibit 1:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on May 16, 2012, resolved to propose a matter of “Amendments to Articles of Incorporation” as follows as an agenda item for the Company’s 88th ordinary general meeting of shareholders scheduled to be held on June 21, 2012.

Exhibit 2:

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on May 16, 2012, resolved to convene the Company’s 88th ordinary general meeting of shareholders.

Exhibit 3:

Notice of Convocation of the 88th Ordinary General Meeting of Shareholders of Honda Motor Co., Ltd. (the “Company”) has become available on May 30, 2012 on the Company’s website written below.

http://world.honda.com/investors/stock_bond/meeting/

Exhibit 4:

The English translation of unconsolidated financial information for the fiscal year ended March 31, 2012 included in exhibit of Notice of Convocation of the 88th Ordinary General Meeting of Shareholders of Honda Motor Co., Ltd.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Fumihiko Ike
Fumihiko Ike
Senior Managing Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: June 8, 2012

[Translation]

May 16, 2012

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, 107-8556 Tokyo
Takanobu Ito
President and Representative Director

Notice Concerning Partial Amendments to Articles of Incorporation

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on May 16, 2012, resolved to propose a matter of “Amendments to Articles of Incorporation” as follows as an agenda item for the Company’s 88th ordinary general meeting of shareholders scheduled to be held on June 21, 2012.

Particulars

1.	Reasons for Amendments

In order to prepare an environment in which Directors and Corporate Auditors will be able to fully exercise their expected roles and suitable personnel will be able to be invited, new articles were created to permit the Company to (i) exempt Directors and Corporate Auditors from their obligations within the extent prescribed under the Company Law, based on Article 426, Paragraph 1 of the Company Law and (ii) enter into agreements which limit the liabilities of Outside Directors and Outside Corporate Auditors from the beginning, based on Article 427, Paragraph 1 of the Company Law. At the same time, the article numbers of subsequent articles were renumbered as necessary. Each Corporate Auditor has consented to the submission of the resolution regarding the creation of Article 28 of the proposed amendments.

2.	Contents of amendments

Portions of the existing Articles of Incorporation will be amended as follows:

(The underlines indicate the portions to be amended.)

Present Articles	Proposed Amendments
Chapter IV. Directors and Board of Directors	Chapter IV. Directors and Board of Directors

[Newly established]

(Exemption of Directors’ Liabilities, etc.)

Article 28. Pursuant to the provisions of Article 426, Paragraph 1 of the Company Law, the Company can, by a resolution of the Board of Directors, exempt Directors (including former Directors) that are set forth in Article 423, Paragraph 1 of the Company Law, from liability for damages to the extent permitted by laws and regulations.

     Pursuant to the provisions of Article 427, Paragraph 1 of the Company Law, the Company may execute agreements with Outside Directors which limit the liability for damages of such Outside Directors that is set forth in Article 423, Paragraph 1 of the Company Law; provided, however, that the maximum amount of the liability under such agreements shall be the minimum liability amount prescribed by the relevant laws or regulations.

2

Present Articles	Proposed Amendments
Chapter V. Corporate Auditors and Board of Corporate Auditors	Chapter V. Corporate Auditors and Board of Corporate Auditors

Article 28.	Article 29.

| [Provisions omitted]	| [Same as at present]

Article 33.	Article 34.

[Newly established]

(Exemption of Corporate Auditors’ Liabilities, etc.)

Article 35. Pursuant to the provisions of Article 426, Paragraph 1 of the Company Law, the Company can, by a resolution of the Board of Directors, exempt Corporate Auditors (including former Corporate Auditors) that are set forth in Article 423, Paragraph 1 of the Company Law, from liability for damages to the extent permitted by laws and regulations.

    Pursuant to the provisions of Article 427, Paragraph 1 of the Company Law, the Company may execute agreements with Outside Corporate Auditors which limit the liability for damages of such Outside Corporate Auditors that is set forth in Article 423, Paragraph 1 of the Company Law; provided, however, that the maximum amount of the liability under such agreements shall be the minimum liability amount prescribed by the relevant laws or regulations.

Chapter VI. Accounts	Chapter VI. Accounts

Article 34.	Article 36.

| [Provisions omitted]	| [Same as at present]

Article 37.	Article 39.

3

3.	Schedule

Scheduled date of the ordinary general meeting of shareholders for the purpose of the amendments to the Articles of Incorporation:

Thursday, June 21, 2012

Scheduled date when amendments to the Articles of Incorporation come into effect:

Thursday, June 21, 2012

4

[Translation]

May 16, 2012

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, 107-8556 Tokyo
Takanobu Ito
President and Representative Director

Notice Concerning 88th Ordinary General Meeting of Shareholders

The Board of Directors of Honda Motor Co., Ltd., (the “Company”), at its meeting held on May 16, 2012, resolved to convene the Company’s 88th ordinary general meeting of shareholders as follows.

Particulars

1.	Date and time

10:00 a.m. on Thursday, June 21, 2012

2.	Place

GRAND PACIFIC LE DAIBA

Palais Royal on the first basement level

2-6-1 Daiba, Minato-Ku, Tokyo

3.	Agenda:

Matters to be reported:

1.	Report on the Business Report, Consolidated Balance Sheets and Consolidated Statements of Income for the 88th Fiscal Year (from April 1, 2011 to March 31, 2012);

2.	Report on the results of the audit of the consolidated financial statements for the 88th Fiscal Year (from April 1, 2011 to March 31, 2012) by the independent auditors and the Board of Corporate Auditors.

Matters to be resolved:

First Item:

Distribution of Dividends

Second Item:

Partial Amendments to the Articles of Incorporation

Third Item:

Election of Twelve (12) Directors

Fourth Item:

Election of Two (2) Corporate Auditors

Securities Code Number: 7267

NOTICE OF CONVOCATION OF

THE 88TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT GRAND PACIFIC LE DAIBA, TOKYO, JAPAN

ON JUNE 21, 2012 AT 10:00 A.M.

(This is a translation of the original notice

in the Japanese language mailed on May 30, 2012

to stockholders in Japan, and is for reference purposes only.)

HONDA MOTOR CO., LTD.

(HONDA GIKEN KOGYO KABUSHIKI KAISHA)

TOKYO, JAPAN

[Translation]

May 30, 2012

To Stockholders:

Notice of Convocation of the 88th

Ordinary General Meeting of Shareholders

Dear Stockholders:

You are hereby notified that the 88th Ordinary General Meeting of Shareholders will be held as stated below. You are respectfully requested to attend the meeting.

Please note that, if you do not plan to attend the annual meeting, you may vote by the method outlined below. We request that you exercise your vote after examining the reference documents and other materials enclosed that are related to the annual meeting.

Vote by mail: Please indicate whether you are in favor of, or opposed to, the proposals on the enclosed Annual Meeting Proxy Card, and then send the proxy card to arrive no later than 6:00 p.m. on Wednesday, June 20, 2012.

Yours faithfully,

Honda Motor Co., Ltd.
1-1, Minami-Aoyama, 2-chome
Minato-ku, Tokyo

By: Takanobu Ito
President and Representative Director

Request: We request that when arriving at the meeting you present the voting right exercise form enclosed herewith to the meeting hall receptionist.

Particulars

1. Time and Date:	10:00 a.m. on June 21, 2012 (Thursday)

2. Place:	GRAND PACIFIC LE DAIBA
Palais Royal on the first basement level, at 2-6-1 Daiba, Minato-ku, Tokyo

3. Agenda:

Matters to be reported:

1.	Report on the Business Report, Consolidated Balance Sheets and Consolidated Statements of Income for the 88th Fiscal Year (from April 1, 2011 to March 31, 2012);

2.	Report on the results of the audit of the consolidated financial statements for the 88th Fiscal Year (from April 1, 2011 to March 31, 2012) by the independent auditors and the Board of Corporate Auditors.

Matters to be resolved:

First Item:

Distribution of Dividends

Second Item:

Partial Amendments to the Articles of Incorporation

Third Item:

Election of Twelve (12) Directors

Fourth Item:

Election of Two (2) Corporate Auditors

4. Matters to Be Resolved at the Meeting

(1)	When proxies submitted show no indication of approval or disapproval on the voting right exercise form, these will be treated as votes of approval for proposals.

(2)	When proxy voting rights are exercised through indications on the voting right exercise form and, in addition, through voting via the Internet and, therefore, voting rights are exercised more than once, the votes submitted via the Internet will be regarded as the effective votes.

(3)	When voting rights are exercised more than once via the Internet, the last votes submitted via the Internet will be regarded as the effective votes.

Details regarding these agenda items are contained in the “Business Report for the 88th Fiscal Year,” which is appended to this Notice of Convocation.

Note:	When you attend the meeting, please submit the proxy card enclosed herewith at the reception desk. Please also bring this notice and the Business Report for the 88th Fiscal Year. A shareholder may exercise his/her voting rights through a single proxy, who must be another individual shareholder having voting rights in the Company.
Such shareholder, or his/her proxy, shall present to the Company a document evidencing the proxy’s power of representation (e.g., a power of attorney).
Please note that anyone other than a shareholder entitled to exercise voting rights (e.g., a non-shareholding proxy or person accompanying the shareholder) will not be allowed to enter the venue.

*	In the case that revisions are made to the general shareholders’ meeting reference materials or attached materials, the revised items will be posted on the Company’s website.

Japanese    http://www.honda.co.jp/investors    English     http://world.honda.com/investors

REFERENCE DOCUMENTS

CONCERNING EXERCISE OF VOTING RIGHT

Reference matters with respect to the proposals:

FIRST ITEM: Distribution of Dividends

The Company strives to maintain a global perspective, to develop its operations in many countries throughout the world and to increase its corporate value.

With respect to the distribution of profits, the Company regards the distribution of profits to its stockholders to be one of the most important issues for management. The Company will make dividend distributions after taking into account its long-term strategy and consolidated earnings performance and will also acquire its own stock from time to time with the objectives of improving capital efficiency and flexibly implementing capital policies.

Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and toward capital expenditures and investment programs that will expand the Company’s operations for the purpose of improving business results and strengthening the Company’s financial condition.

Regarding the year-end dividends for the fiscal year under review, the following conditions are proposed:

(1) Conditions and Total Value of Dividend Assets Allocated to Stockholders

¥15 per share of common stock

Total value of ¥27,034,493,385

(2) Effective Date of Distribution of Dividends

June 22, 2012

SECOND ITEM: Partial Amendments to the Articles of Incorporation

(1) Reasons for Amendments

In order to prepare an environment in which Directors and Corporate Auditors will be able to fully exercise their expected roles and suitable personnel will be able to be invited, new articles were created to permit the Company to (i) exempt Directors and Corporate Auditors from their obligations within the extent prescribed under the Company Law, based on Article 426, Paragraph 1 of the Company Law and (ii) enter into agreements which limit the liabilities of Outside Directors and Outside Corporate Auditors from the beginning, based on Article 427, Paragraph 1 of the Company Law. At the same time, the article numbers of subsequent articles were renumbered as necessary. Each Corporate Auditor has consented to the submission of the resolution regarding the creation of Article 28 of the proposed amendments.

(2) Contents of Amendments

Portions of the existing Articles of Incorporation will be amended as follows:

(The underlines indicate the portions to be amended.)

Present Articles	Proposed Amendments
Chapter IV. Directors and Board of Directors [Newly established]

Chapter IV.     Directors and Board of Directors

(Exemption of Directors’ Liabilities, etc.)

Article 28. Pursuant to the provisions of Article 426, Paragraph

1 of the Company Law, the Company can, by a resolution of the Board of Directors, exempt Directors (including former Directors) that are set forth in Article 423, Paragraph 1 of the Company Law, from liability for damages to the extent permitted by laws and regulations.

    Pursuant to the provisions of Article 427, Paragraph 1 of the Company Law, the Company may execute agreements with Outside Directors which limit the liability for damages of such Outside Directors that is set forth in Article 423, Paragraph 1 of the Company Law; provided, however, that the maximum amount of the liability under such agreements shall be the minimum liability amount prescribed by the relevant laws or regulations.

Present Articles	Proposed Amendments
Chapter V. Corporate Auditors and Board of Corporate Auditors Article 28. | [Provisions omitted] Article 33. [Newly established]

Chapter V.     Corporate Auditors and Board of Corporate Auditors

Article 29.

|   [Same as at present]

Article 34.

(Exemption of Corporate Auditors’ Liabilities, etc.)

Article 35.

Pursuant to the provisions of Article 426, Paragraph 1 of the Company Law, the Company can, by a resolution of the Board of Directors, exempt Corporate Auditors (including former Corporate Auditors) that are set forth in Article 423, Paragraph 1 of the Company Law, from liability for damages to the extent permitted by laws and regulations.

    Pursuant to the provisions of Article 427, Paragraph 1 of the Company Law, the Company may execute agreements with Outside Corporate Auditors which limit the liability for damages of such Outside Corporate Auditors that is set forth in Article 423, Paragraph 1 of the Company Law; provided, however, that the maximum amount of the liability under such agreements shall be the minimum liability amount prescribed by the relevant laws or regulations.

Chapter VI. Accounts Article 34. | [Provisions omitted] Article 37.	Chapter VI. Accounts Article 36. | [Same as at present] Article 39.

THIRD ITEM: Election of Twelve (12) Directors

The term of office of each of the twelve (12) current Directors is due to expire at the close of this meeting. It is proposed that twelve (12) Directors be elected at this meeting. The names and particulars of the candidates for the position of Director are provided below.

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes important concurrent positions in other companies or organizations	Number of shares of the Company held	Special interest between the candidate and the Company
1.	Takanobu Ito	Joined Honda in April 1978	21,800	None
	(August 29, 1953)	Executive Vice President of Honda R&D Americas, Inc. in April 1998
		Director of the Company in June 2000
		Senior Managing Director of Honda R&D Co., Ltd. in June 2001
		Managing Director of the Company in June 2003
		Motor Sports in June 2003
		President and Director of Honda R&D Co., Ltd. in June 2003
		General Supervisor, Motor Sports in April 2004
		General Manager of Suzuka Factory of Production Operations in April 2005
		Managing Officer of the Company in June 2005
		Chief Operating Officer for Automobile Operations in April 2007
		Senior Managing Director of the Company in June 2007
		President and Director of Honda R&D Co., Ltd. in April 2009
		President and Director of the Company in June 2009
		President, Chief Executive Officer and Director of the Company in April 2011 (present)
		Chief Operating Officer for Automobile Operations in April 2011 (present)

2.	Tetsuo Iwamura†	Joined Honda in April 1978	21,900	None
	(May 30, 1951)	General Manager of Overseas Operation Office No. 1 for Regional Operations (the Americas) in June 1999
		Chief Operating Officer for Parts Operations in April 2000
		Director of the Company in June 2000
		Chief Operating Officer for Regional Operations (Latin America) in April 2003
		President and Director of Honda South America Ltda. in April 2003
		President and Director of Moto Honda da Amazonia Ltda. in April 2003
		President and Director of Honda Automoveis do Brasil Ltda. in April 2003
		Managing Director of the Company in June 2006
		Chief Operating Officer for Regional Operations (North America) in April 2007 (present)
		President and Director of Honda North America, Inc. in April 2007 (present)
		President and Director of American Honda Motor Co., Inc. in April 2007 (present)
		Senior Managing Director of the Company in June 2008
		Senior Managing Officer and Director of the Company in April 2011
		Senior Managing Officer of the Company in June 2011
		Executive Vice President and Executive Officer in April 2012 (present)
		(Important concurrent positions in other companies or
		organizations)

		* President and Director of Honda North America, Inc.
		* President and Director of American Honda Motor Co., Inc.

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes important concurrent positions in other companies or organizations	Number of shares of the Company held	Special interest between the candidate and the Company
3.	Tatsuhiro Oyama	Joined Honda in April 1969	24,400	None
	(July 9, 1950)	General Manager of Motorcycle Sales Division for Regional Sales Operations (Japan) in April 2001
		Director of the Company in June 2001
		President and Director of Honda Motorcycle Japan Co., Ltd. in August 2001
		Chief Operating Officer for Parts Operations in April 2003
		Chief Operating Officer for Regional Operations (Asia & Oceania) in April 2006
		President and Director of Asian Honda Motor Co., Ltd. in April 2006
		Managing Director of the Company in June 2006
		Chief Operating Officer for Motorcycle Operations in April 2008 (present)
		Chief Officer of Driving Safety Promotion Center in April 2010 (present)
		Senior Managing Director of the Company in June 2010
		Senior Managing Officer and Director of the Company in April 2011 (present)

4.	Fumihiko Ike	Joined Honda in February 1982	23,200	None
	(May 26, 1952)	Chief Operating Officer for Power Product Operations in April 2003
		Director of the Company in June 2003
		Chief Operating Officer for Business Management Operations in April 2006
		Managing Director of the Company in June 2007
		Chief Operating Officer for Regional Operations (Asia & Oceania) in April 2008
		President and Director of Asian Honda Motor Co., Ltd. in April 2008
		Senior Managing Officer and Director of the Company in April 2011 (present)
		Chief Operating Officer for Business Management Operations in April 2011 (present)
		Risk Management Officer in April 2011 (present)
		General Supervisor, Information Systems in April 2011
		Chief Operating Officer for IT Operations in April 2012 (present)
		Government & Industrial Affairs in April 2012 (present)

5.	Tomohiko Kawanabe	Joined Honda in April 1977	15,500	None
	(May 17, 1952)	President and Director of Honda R&D Co., Ltd. in April 2010
		Managing Director of the Company in June 2010
		Senior Managing Officer and Director of the Company in April 2011 (present)
		Quality, Certification & Regulation Compliance in April 2011 (present)

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes important concurrent positions in other companies or organizations	Number of shares of the Company held	Special interest between the candidate and the Company
6.	Takashi Yamamoto†	Joined Honda in April 1977	14,200	None
	(January 12, 1953)	General Manager of Automobile Purchasing Division 1 for Purchasing Operations in April 2000
		Director of the Company in June 2000
		Quality, Certification & Regulation Compliance and Service Technology in April 2002
		Quality, Certification & Regulation Compliance in April 2004
		President and Director of Honda Manufacturing of Alabama, LLC in April 2005
		Operating Officer of the Company in June 2005
		General Manager of Saitama Factory of Production Operations in April 2007
		Managing Officer of the Company in June 2007
		President and Director of Yutaka Giken Co., Ltd. in June 2009
		Managing Officer of the Company in April 2011
		General Manager of Automobile Production Planning Office in Production Operations in April 2011 (present)
		Senior Managing Officer of the Company in April 2012 (present)
		Chief Operating Officer for Production Operations in April 2012 (present)

7.	Yoshiharu Yamamoto	Joined Honda in April 1973	14,200	None
	(March 19, 1953)	Managing Director of Honda R&D Co., Ltd. in June 2005
		Senior Managing Director of Honda R&D Co., Ltd. in June 2007
		Executive Vice President and Director of Honda R&D Co., Ltd. in June 2010
		Managing Officer of the Company in April 2011
		President, Chief Executive Officer and Director of Honda R&D Co., Ltd. in April 2011 (present)
		Managing Officer and Director of the Company in June 2011
		Senior Managing Officer of the Company in April 2012 (present)
		(Important concurrent positions in other companies or organizations)

		* President, Chief Executive Officer and Director of Honda R&D Co., Ltd.

8.	Outside Director candidate	Ambassador to Canada in April 2001	1,900	None
	Kensaku Hogen (August 2, 1941)	Director of the Company in June 2005 (present) (Attendance record)
		Attended all 11 meetings of the Board of Directors

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes important concurrent positions in other companies or organizations	Number of shares of the Company held	Special interest between the candidate and the Company
9.	Outside Director candidate	President and CEO of Mitsubishi UFJ Financial Group, Inc.	1,400	None
	Nobuo Kuroyanagi	(MUFG) in October 2005
	(December 18, 1941)	Chairman of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) in April 2008
		Director of the Company in June 2009 (present)
		Director of MUFG in April 2010
		Advisor of BTMU in April 2012 (present)
		(Important concurrent positions in other companies or organizations)

		* Advisor of BTMU
		* Outside Director of Senshu Ikeda Holdings, Inc.
		* Outside Director of The Senshu Ikeda Bank, Ltd.
		* Outside Director of Isetan Mitsukoshi Holdings Ltd.
		* Outside Director of Mitsubishi Research Institute, Inc.
		* Outside Director of Tokio Marine & Nichido Fire Insurance Co., Ltd.
		* Outside Corporate Auditor of Mitsubishi Heavy Industries, Ltd.
		(Attendance record)
		Attended 9 of 11 meetings of the Board of Directors

10.	Takeo Fukui	Joined Honda in April 1969	40,800	None
	(November 28, 1944)	President and Director of Honda Racing Corporation in May 1987
		Managing Director of Honda R&D Co., Ltd. in May 1987
		Director of the Company in June 1988
		Senior Managing Director of Honda R&D Co., Ltd. in June 1990
		Executive Vice President and Director of Honda of America Mfg., Inc. in June 1994
		Managing Director of the Company in June 1996
		President and Director of Honda of America Mfg., Inc. in June 1996
		President and Director of Honda R&D Co., Ltd. in June 1998
		Motor Sports in June 1999
		Senior Managing Director of the Company in June 1999
		President and Director of the Company in June 2003
		Director and Advisor of the Company in June 2009 (present)

11.	Masahiro Yoshida	Joined Honda in April 1979	17,900	None
	(March 5, 1957)	Human Resources and Associate Relations for Business Support Operations in April 2007
		Operating Officer of the Company in June 2007
		General Manager of Hamamatsu Factory of Production
		Operations in April 2008
		Chief Operating Officer for Business Support Operations in April 2010 (present)
		Director of the Company in June 2010
		Operating Officer and Director of the Company in April 2011 (present)
		Compliance Officer in April 2012 (present)

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes important concurrent positions in other companies or organizations	Number of shares of the Company held	Special interest between the candidate and the Company
12.	Yuji Shiga†	Joined Honda in April 1982	6,400	None
	(October 7, 1958)	President of Jialing-Honda Motors Co., Ltd. in June 2005
		General Manager of Operation Office No. 1 in Regional
		Operations (North America) in April 2009
		General Manager of Operation Office No. 2 in Regional
		Operations (Asia & Oceania) in April 2010
		Operating Officer of the Company in April 2011 (present)
		Responsible for CIS countries, the Middle & Near East and Africa for Regional Operations in April 2011
		Chief Operating Officer for Power Product Operations in April 2012 (present)

Notes:	1. † denotes new candidates.

2. Matters related to Outside Director candidates are as follows:

(1) Kensaku Hogen and Nobuo Kuroyanagi are candidates for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Company Law.

(2) Kensaku Hogen has been registered as an Independent Director as provided for in the rules of the Tokyo Stock Exchange and the Osaka Securities Exchange, and if he is elected, he is scheduled to continue to serve as an Independent Director.

(3) Reasons for selection of candidates for the position of Outside Director

Kensaku Hogen is proposed as a candidate because the Company wishes to receive his advice about the Company’s activities given from an objective, broad-ranging and high-level perspective, and based on his rich experience and high level of insight regarding diplomacy. Although he has no experience of being engaged in corporate management other than having served as an outside officer in the past, the Company believes that he can perform the duties of an Outside Director based on his experience and insight mentioned above.

Nobuo Kuroyanagi is proposed as a candidate because the Company wishes to receive his advice on the Company’s activities given from an objective, broad-ranging and high-level perspective, and based on his rich experience and high level of insight regarding corporate management.

(4) If the Second Item titled “Partial Amendments to the Articles of Incorporation” is approved in its original form and if the appointments of both Kensaku Hogen and Nobuo Kuroyanagi are approved, based on Article 427, Paragraph 1 of the Company Law, the Company plans to enter into contracts with both candidates which limit their liabilities pursuant to Article 423, Paragraph 1 of the Company Law to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Company Law provided that there is good faith and there is no gross negligence.

(5) Incidence of inappropriate corporate operations at other companies for which the candidate was serving as an officer (during the past five years), acts which were done to prevent the occurrence of such incidence and acts which were done as measures taken after the occurrence of such incidence

The candidate Nobuo Kuroyanagi served as a director of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) and BTMU was ordered by Japan’s Financial Services Agency (FSA) to improve its operations in connection with problems related to management administration systems, legal and other compliance systems, and internal administration systems, etc. regarding overseas operations in June 2007.

Also, at The Senshu Ikeda Bank, Ltd., where Nobuo Kuroyanagi has been serving as an outside director since June 2010, there were an incidence of embezzlement of customers’ savings by a part-time worker in November 2010, an incidence of fraudulent with-drawal by an employee through the misuse of the maximum amount of overdraft in March 2011 and, finally, an incidence of embezzlement of customers’ savings by an employee in June 2011. While Nobuo Kuroyanagi was unaware of such facts in advance, he made various recommendations regarding legal compliance, at meetings of the board of directors, on a regular basis and, after the discovery of the aforesaid incidence, Nobuo Kuroyanagi has proactively advised the Company on the implementation of measures to prevent the recurrence of such incidence through the strengthening of the Company’s internal systems for checks, etc. and the enhancement of employee training, etc.

(6) Number of years since the candidate initially assumed the position of Outside Director (up to the end of this general meeting of shareholders)

Kensaku Hogen	Seven years
Nobuo Kuroyanagi	Three years

FOURTH ITEM: Election of Two (2) Corporate Auditors

The term of office of each of the Corporate Auditors Toru Onda and Fumihiko Saito is due to expire at the close of this meeting. It is proposed that two (2) Corporate Auditors be elected at this meeting. The names and particulars of the candidates for the position of Corporate Auditor are provided below. The Board of Corporate Auditors has consented to the submission of this item to this meeting.

Candidate No.	Name (Date of birth)	Resume, current position and important concurrent positions in other companies or organizations	Number of shares of the Company held	Special interest between the candidate and the Company
1.	Masaya Yamashita†	Joined Honda in April 1977	20,700	None
	(April 5, 1953)	General Manager of Automobile Purchasing Division 1 for Purchasing Operations in April 2002
Director of the Company in June 2003
Operating Officer of the Company in June 2005
General Manager of Kumamoto Factory of Production Operations in April 2006
Chief Operating Officer for Purchasing Operations in April 2008
Managing Director of the Company in June 2008
Managing Officer and Director of the Company in April 2011
Managing Officer of the Company in June 2011 (present)

2.	Outside Director candidate Toshiaki Hiwatari†	Entered the Legal Training and Research Institute of the Supreme Court in April 1968	None	None
	(August 4, 1945)	Appointed Public Prosecutor in the Supreme Public Prosecutors Office in June 1997
Chief Public Prosecutor in the Oita District Public Prosecutors Office in July 1997
Associate Vice-Minister of Justice in June 1999
Director-General of the Secretariat of the Justice System Reform Council, Cabinet Secretariat in July 1999
Director of the Office for Promotion of Justice System Reform in July 2001
Director-General of General Affairs Department of the Supreme Public Prosecutors Office in December 2001
Director-General of the Criminal Affairs Bureau of the Ministry of Justice in August 2002
Vice-Minister of Justice in June 2004
Superintending Prosecutor of the Hiroshima High Public Prosecutors Office in June 2006
Superintending Prosecutor of the Tokyo High Public Prosecutors Office in December 2006
Prosecutor General in July 2008
Retired from office in June 2010
Registered with the Daiichi Tokyo Bar Association in September 2010
Adviser of TMI Associates in September 2010 (present)
(Important concurrent positions in other companies or organizations)
Adviser of TMI Associates

Notes:	1. † denotes new candidates.

2. Matters related to Outside Corporate Auditor candidates are as follows:

(1) Toshiaki Hiwatari is a candidate for the position of Outside Corporate Auditor as defined in Article 2, Paragraph 3, Item 8 of the Enforcement Regulations of the Company Law.

(2) Toshiaki Hiwatari is a candidate for the position of Independent Director as provided for in the rules of the Tokyo Stock Exchange and the Osaka Securities Exchange.

(3) Reasons for selection of candidates for the position of Outside Corporate Auditor

Toshiaki Hiwatari is proposed as a candidate because the Company wishes him to audit the Company from a broad-ranging and high-level perspective, and based on his rich experience and high level of insight as a lawyer. Although he has no experience of being engaged in corporate management in the past, the Company believes that he can perform the duties of an Outside Corporate Auditor based on his experience and insight that is mentioned above.

(4) If the Second Item “Partial Amendments to the Articles of Incorporation” is approved in its original form, and if the appointment of Toshiaki Hiwatari is approved, based on Article 427, Paragraph 1 of the Company Law, the Company plans to enter into a contract with the candidate which limits his liabilities pursuant to Article 423, Paragraph 1 of the Company Law to the minimum liability amount stipulated in Article 425, Paragraph 1 of the Company Law provided that there is good faith and there is no gross negligence.

Business Report for the 88th Fiscal Year

For the Period From: April 1, 2011 To: March 31, 2012

1. OUTLINE OF BUSINESS

(1) Review of Operations

Honda’s consolidated revenue for the year amounted to ¥7,948.0 billion, a decrease of 11.1% from the previous fiscal year, primarily due to decreased revenue in the automobile business mainly caused by temporary suspension of production and production adjustments as a result of the Great East Japan Earthquake which occurred on March 11, 2011 (the “Earthquake”) as well as flooding in Thailand, and unfavorable foreign currency translation effects, despite increased revenue in the motorcycle business.

Consolidated operating income for the year totaled ¥231.3 billion, a decrease of 59.4% from the previous fiscal year, due primarily to a decrease in sales volume and model mix, increased R&D expenses and unfavorable foreign currency effects, despite decreased SG&A expenses. Consolidated income before income taxes and equity in income of affiliates for the year totaled ¥257.4 billion, a decrease of 59.2% from the previous fiscal year. Equity in income of affiliates amounted to ¥100.4 billion for the year, a decrease of 28.2% from the previous fiscal year.

Consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal year ended March 31, 2012 totaled ¥211.4 billion, a decrease of 60.4% from the previous fiscal year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the fiscal year amounted to ¥117.34, a decrease of ¥178.33 from ¥295.67 for the previous fiscal year.

Motorcycles

• Sales Volume and Profitability

With respect to Honda’s motorcycle sales for the fiscal year ended March 31, 2012, unit sales of motorcycles totaled 12,559 thousand units, an increase of 9.7% from the previous fiscal year*, due mainly to increased unit sales in Asia and Other regions including South America. Revenue from sales to external customers increased 4.7%, to ¥1,348.8 billion from the previous fiscal year, primarily due to increased unit sales, despite unfavorable foreign currency translation effects. Operating income totaled ¥142.6 billion, an increase of 2.9% from the previous fiscal year, due primarily to an increase in sales units and model mix, despite the adverse impact of a one-time gain related to licensing agreements in the previous fiscal year, increased SG&A expenses and unfavorable foreign currency effects.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results.

Automobiles

• Sales Volume and Profitability

Honda’s unit sales of automobiles for the fiscal year totaled 3,137 thousand units, a decrease of 10.7% from the previous fiscal year, due mainly to decreased unit sales in all regions resulting from the Earthquake and flooding in Thailand. Revenue from sales to external customers decreased 14.5%, to ¥5,805.9 billion from the previous fiscal year**, due mainly to decreased unit sales and unfavorable foreign currency translation effects. Honda reported an operating loss of ¥77.2 billion, a decrease of ¥341.7 billion from the previous fiscal year, due primarily to a decrease in unit sales and model mix, and unfavorable foreign currency effects, despite decreased SG&A expenses.

**	Certain sales of automobiles that are financed with residual value type auto loans by our domestic finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

Financial Services

Revenue from the financial services business to external customers for the fiscal year decreased 8.1%, to ¥516.1 billion from the previous fiscal year, primarily due to unfavorable foreign currency translation effects. Operating income decreased 8.7%, to ¥170.0 billion from the previous fiscal year, due mainly to unfavorable foreign currency effects, despite the decreased allowance for losses on lease residual values.

Power Products and Others

• Sales Volume and Profitability

Honda’s unit sales of power products for the fiscal year totaled 5,819 thousand units, an increase of 5.6% from the previous fiscal year due primarily to an increase in unit sales in North America and Asia. Revenue from sales to external customers in power product and other businesses decreased by 5.3%, to ¥277.1 billion from the previous fiscal year, due mainly to decreased revenue in other businesses and unfavorable foreign currency translation effects, despite increased unit sales of power products. Honda reported an operating loss of ¥4.0 billion, an improvement of ¥1.4 billion from the previous fiscal year, due primarily to an increase in unit sales and model mix of power products despite increased SG&A expenses and unfavorable foreign currency effects.

¡ Unit Sales and Net Sales Breakdown

	Unit (thousands), Yen (millions)
Business Segment	FY2011 (reference) From April 1, 2010 to March 31, 2011		FY2012 From April 1, 2011 to March 31, 2012		Change from the previous fiscal year (reference)
	Unit sales	Net sales	Unit sales	Net sales	Unit sales	(%)	Net sales	(%)
Grand Total		8,936,867		7,948,095			-988,772	-11.1
Japan		1,503,842		1,517,927			14,085	0.9
North America		3,921,393		3,480,732			-440,661	-11.2
Europe		610,113		515,739			-94,374	-15.5
Asia		1,852,470		1,458,799			-393,671	-21.3
Other Regions		1,049,049		974,898			-74,151	-7.1

Motorcycle Business (motorcycles only)	11,445 (11,329)	1,288,194	12,559 (12,443)	1,348,828	1,114 (1,114)	9.7 (9.8)	60,634	4.7
Japan (motorcycles only)	190 (190)	70,244	220 (220)	72,915	30 (30)	15.8 (15.8)	2,671	3.8
North America (motorcycles only)	185 (90)	96,664	200 (107)	97,306	15 (17)	8.1 (18.9)	642	0.7
Europe (motorcycles only)	202 (195)	103,890	198 (192)	96,146	-4 (-3)	-2.0 (-1.5)	-7,744	-7.5
Asia (motorcycles only)	9,178 (9,178)	577,669	9,910 (9,910)	579,562	732 (732)	8.0 (8.0)	1,893	0.3
Other Regions (motorcycles only)	1,690 (1,676)	439,727	2,031 (2,014)	502,899	341 (338)	20.2 (20.2)	63,172	14.4
Automobile Business	3,512	6,794,098	3,137	5,805,975	-375	-10.7	-988,123	-14.5
Japan	582	1,310,734	580	1,329,645	-2	-0.3	18,911	1.4
North America	1,458	3,252,852	1,323	2,855,683	-135	-9.3	-397,169	-12.2
Europe	198	441,696	158	355,963	-40	-20.2	-85,733	-19.4
Asia	1,008	1,221,704	874	836,301	-134	-13.3	-385,403	-31.5
Other Regions	266	567,112	202	428,383	-64	-24.1	-138,729	-24.5
Financial Services Business	—	561,896	—	516,148	—	—	-45,748	-8.1
Japan	—	26,349	—	28,926	—	—	2,577	9.8
North America	—	503,960	—	455,558	—	—	-48,402	-9.6
Europe	—	9,263	—	8,175	—	—	-1,088	-11.7
Asia	—	3,728	—	2,878	—	—	-850	-22.8
Other Regions	—	18,596	—	20,611	—	—	2,015	10.8
Power Product & Other Businesses	5,509	292,679	5,819	277,144	310	5.6	-15,535	-5.3
Japan	388	96,515	392	86,441	4	1.0	-10,074	-10.4
North America	2,085	67,917	2,314	72,185	229	11.0	4,268	6.3
Europe	1,174	55,264	1,121	55,455	-53	-4.5	191	0.3
Asia	1,325	49,369	1,472	40,058	147	11.1	-9,311	-18.9
Other Regions	537	23,614	520	23,005	-17	-3.2	-609	-2.6

Notes:	1.	Unit sales are the total of sales of completed products of Honda and its consolidated subsidiaries and sales of parts for local production at Honda’s affiliates accounted for under the equity method.

	2.	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results.

	3.	Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

	4.	Net sales of Power product & Other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading businesses.

(2) Capital Expenditures

Capital expenditures during the fiscal year totaled ¥406,592 million. The breakdown of capital expenditures by business segment was as follows:

	Yen (millions), %
Business Segment	FY2011 (reference)	FY2012	Change in amount (reference)	Change (%) (reference)
Motorcycle Business	37,084	62,075	24,991	67.4
Automobile Business	260,149	334,196	74,047	28.5
Financial Services Business	164	316	152	92.7
Power Product & Other Businesses	13,963	10,005	-3,958	-28.3

Total	311,360	406,592	95,232	30.6

Operating Lease Assets	798,420	683,767	-114,653	-14.4

Note: Intangible	assets are not included in the table above.

In addition to investments for new model introductions, the Company’s capital investments were predominantly utilized for expanding, rationalizing and renovating manufacturing facilities as well as for expanding sales and R&D facilities.

(3) Liquidity and Capital Resources

Funds for financing capital investments in Honda’s manufacturing and sales businesses are provided mainly from cash generated by operating activities, bank loans and the issuance of corporate bonds. The outstanding balance of funds for Honda’s manufacturing and sales businesses at the end of the fiscal year under review was ¥463.9 billion.

Honda funds its financial programs for customers and dealers primarily from bank loans, medium-term notes, commercial paper, corporate bonds, securitization of monetary assets and from operating companies. The outstanding balance of funds for Honda’s financial services subsidiaries at the end of the fiscal year under review was ¥4,113.3 billion.

(4) Preparing for the Future

Honda aims to achieve global growth by further encouraging and strengthening innovation and creativity and creating quality products that please the customers and exceed their expectations.

Last year Honda suffered the effects of two large-scale disasters, the Great East Japan Earthquake and the Thai floods, but Honda will focus all its energies on the tasks set out below, aiming to get back on a growth trajectory as it pursues the vision toward 2020 of “providing good products to customers with speed, affordability, and low CO2 emissions.”

1.	Research and Development

In connection with its efforts to develop the most effective safety and environmental technologies, Honda will continue to be innovative in advanced technology and products. Honda aims to create and introduce new value-added products to quickly respond to specific needs in various markets around the world. Honda will also continue its efforts to conduct research on experimental technologies for the future.

2.	Production Efficiency

Honda will establish and enhance efficient and flexible production systems at its global production bases and supply high quality products, with the aim of meeting the needs of its customers in each region. Learning from the experience of disasters such as the Great East Japan Earthquake and the Thai floods, Honda will work at improving its global supply chain, implementing disaster prevention measures at each place of business and devising more effective business continuity plans (BCPs).

3.	Sales Efficiency

Honda will remain proactive in its efforts to expand product lines through the innovative use of IT and will show its continued commitment to different customers throughout the world by upgrading its sales and service structure.

4.	Product Quality

In response to increasing customer demand, Honda will upgrade its quality control by enhancing the functions of and coordination among the development, purchasing, production, sales and service departments.

5.	Safety Technologies

Honda is working to develop safety technologies that enhance accident prediction and prevention, technologies to help reduce the risk of injuries to passengers and pedestrians from car accidents and technologies that enhance compatibility between large and small vehicles, as well as expand its lineup of products incorporating such technologies. Honda will reinforce and continue to advance its contribution to traffic safety in motorized societies in Japan and abroad. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training programs provided by local dealerships.

6.	The Environment

Honda will step up its efforts to create better, cleaner and more fuel-efficient engine technologies and to further improve recyclables throughout its product lines. Honda has now set a target to reduce CO2 emissions from its global products by 30% by the end of 2020 compared to year 2000 levels. In addition to reducing CO2 emissions during production and its supply chain, Honda will strengthen its efforts to realize reductions in CO2 emissions through its entire corporate activities. Furthermore, Honda will strengthen its efforts in advancing technologies in the area of total energy management, to reduce CO2 emissions through mobility and people’s everyday lives.

7.	Continuing to Enhance Honda’s Social Reputation and Communication with the Community

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to enhance its social reputation by, among other things, strengthening its corporate governance, compliance and risk management as well as participating in community activities and making philanthropic contributions.

Through these company-wide activities, Honda will strive to be a company that its shareholders, investors, customers and society want to exist.

(5) Employees of the Group and the Parent Company

(a) Honda Employees

Business Segment	Number of Employees
	FY2011 (reference)		FY2012		Change (reference)
Motorcycle Business	35,454	(12,345)	39,954	(14,540)	4,500	(2,195)
Automobile Business	130,900	(8,258)	134,357	(10,405)	3,457	(2,147)
Financial Services Business	2,145	(64)	2,145	(95)	—	(31)
Power Product & Other Businesses	10,561	(2,457)	10,638	(2,924)	77	(467)

Total	179,060	(23,124)	187,094	(27,964)	8,034	(4,840)

(b) Employees of the Parent Company

	FY2011 (reference)		FY2012		Change (reference)
Number of employees	25,673	(—)	24,888	(2,909)	-785	(—)
Average age	43.3		43.6		0.3
Average number of years employed by the Company	22.1		22.5		0.4

Note:	The number of employees of the Honda Group and the Company refers to full-time employees. The average number of temporary employees is shown in parentheses. The number of temporary employees during FY2011 of the parent company and increase or decrease in this number is omitted as the number is less than 10% of the number of full-time employees.

2. COMMON STOCK

(1) Total Number of Shares Issued	1,811,428,430 shares
(2) Number of Stockholders	217,967
(3) Principal Stockholders

Name	Number of Shares Held (thousands)	Percentage as against Total Shares Issued (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	136,263	7.6
The Master Trust Bank of Japan, Ltd. (Trust Account)	83,398	4.6
Moxley & Co.	61,139	3.4
Meiji Yasuda Life Insurance Company	51,199	2.8
Tokio Marine & Nichido Fire Insurance Co., Ltd.	49,645	2.8
JPMorgan Chase Bank 380055	48,203	2.7
SSBT OD05 OMNIBUS ACCOUNT–TREATY CLIENTS	40,383	2.2
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	36,686	2.0
Mitsui Sumitomo Insurance Co., Ltd.	35,039	1.9
Nippon Life Insurance Company	34,700	1.9

Notes:	1.	The number of shares described above rounds off figures of less than 1,000 shares.
	2.	Ownership percentages are calculated using the total number of shares issued minus treasury stock (9,128 thousand shares).
	3.	All stocks held by Japan Trustee Services Bank, Ltd. (Trust Account) and The Master Trust Bank of Japan, Ltd. (Trust Account) are owned in connection with the respective bank’s trust business.
	4.	Moxley & Co. is an official holder of stock of JPMorgan Chase Bank, which is a depositary institution for American Depositary Receipts (ADRs).
	5.	JPMorgan Chase Bank 380055 is engaged principally in providing custody services for stocks owned by U.S. and European institutional investors as well as acting as stock transfer agent.

3. STOCK WARRANTS

No relevant information

4. CORPORATE OFFICERS

(1) Directors and Corporate Auditors

Title	Name	Area of Responsibility or Principal Occupations
Chairman and Representative Director	Koichi Kondo	Compliance Officer

President, Chief Executive Officer and Representative Director	Takanobu Ito	Chief Operating Officer for Automobile Operations

Executive Vice President, Executive Officer and Representative Director	Akio Hamada	Chief Operating Officer for Production Operations

Senior Managing Officer and Director	Tatsuhiro Oyama	Chief Operating Officer for Motorcycle Operations Chief Officer of Driving Safety Promotion Center

Senior Managing Officer and Director	Fumihiko Ike	Chief Operating Officer for Business Management Operations Risk Management Officer General Supervisor, Information Systems

Senior Managing Officer and Director	Tomohiko Kawanabe	Quality, Certification & Regulation Compliance

Managing Officer and Director	Yoshiharu Yamamoto	President, Chief Executive Officer and Director of Honda R&D Co., Ltd.

Director	Kensaku Hogen

Director	Nobuo Kuroyanagi	Chairman of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Outside Director of Senshu Ikeda Holdings, Inc.
Outside Director of The Senshu Ikeda Bank, Ltd.
Outside Director of Isetan Mitsukoshi Holdings Ltd.
Outside Director of Mitsubishi Research Institute, Inc.
Outside Director of Tokio Marine & Nichido Fire Insurance Co., Ltd.
Outside Corporate Auditor of Mitsubishi Heavy Industries, Ltd.

Director and Advisor	Takeo Fukui

Operating Officer and Director	Takuji Yamada	Chief Operating Officer for Power Product Operations

Operating Officer and Director	Masahiro Yoshida	Chief Operating Officer for Business Support Operations

Corporate Auditor (Full-time)	Toru Onda

Corporate Auditor (Full-time)	Hideki Okada

Corporate Auditor	Fumihiko Saito	Lawyer
Outside Corporate Auditor of Full Speed Inc.

Corporate Auditor	Hirotake Abe	Certified Public Accountant
Outside Corporate Auditor of ITC NETWORKS CORPORATION
Outside Corporate Auditor of Sumitomo Metal Industries, Ltd.

Corporate Auditor	Tomochika Iwashita	Outside Corporate Auditor of DCM Holdings Co., Ltd.

Notes:	1.	Directors Kensaku Hogen and Nobuo Kuroyanagi are Outside Directors in accordance with Article 2-15 of the Company Law.

	2.	Corporate Auditors Fumihiko Saito, Hirotake Abe and Tomochika Iwashita are Outside Corporate Auditors in accordance with Article 2-16 of the Company Law.

3.	Corporate Auditor Hideki Okada has considerable operating experience regarding financial and accounting departments in the Company and its subsidiaries. In addition, Corporate Auditor Hirotake Abe has extensive knowledge and experience as a certified public accountant. Together, Mr. Okada and Mr. Abe have abundant knowledge related to finance and accounting.

4.	The Company has appointed Kensaku Hogen and Fumihiko Saito as independent (outside) director as provided for by the rules of the Tokyo Stock Exchange and the Osaka Securities Exchange and reported their appointment to these stock exchanges.

5.	The Bank of Tokyo-Mitsubishi UFJ, Ltd., is one of the Company’s principal shareholders, and the Company has transactions relationships with the Bank of Tokyo-Mitsubishi UFJ, including deposits and foreign exchange. In addition, the Tokio Marine & Nichido Fire Insurance Co., Ltd., is one of the Company’s principal shareholders, and the Company has transactions relationships with Tokio Marine & Nichido Fire Insurance, including insurance contracts. The Company has no other special capital or transactions relationships with other companies.

6.	The Company has introduced the Operating Officer System to strengthen operations in regions and local workplaces and implement quick and appropriate decisions. The Operating Officers of the Company (excluding Operating Officers who also hold the position of Director) are as follows: (As of March 31, 2012)

Title	Name	Area of Responsibility or Principal Occupations
Senior Managing Officer	Tetsuo Iwamura	Chief Operating Officer for Regional Operations (North America) President and Director of Honda North America, Inc.

President and Director of American Honda Motor Co., Inc.

Managing Officer	Takashi Yamamoto	General Manager of Automobile Production Planning Office, Production Operations

Managing Officer	Masaya Yamashita	Chief Operating Officer for Purchasing Operations

Managing Officer	Hidenobu Iwata	President and Director of Honda of America Mfg., Inc.

Managing Officer	Manabu Nishimae	Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa)

President and Director of Honda Motor Europe Ltd.

Managing Officer	Koichi Fukuo	Executive in Charge of Business Unit No. 1, Automobile Operations

Managing Officer	Hiroshi Kobayashi	Chief Operating Officer for Regional Operations (Asia & Oceania)

President and Director of Asian Honda Motor Co., Ltd.

Managing Officer	Sho Minekawa	Chief Operating Officer for Regional Sales Operations (Japan)

Managing Officer	Toshihiko Nonaka	Responsible for Automobile Products for Automobile Operations

Senior Managing Officer and Director of Honda R&D Co., Ltd.

Operating Officer	Masahiro Takedagawa	Chief Operating Officer for Regional Operations (Latin America)

President and Director of Honda South America Ltda.

President and Director of Moto Honda da Amazonia Ltda.

President and Director of Honda Automoveis do Brazil Ltda.

Operating Officer	Yoshiyuki Matsumoto	Executive in Charge of Business Unit No. 3, Automobile Operations

Operating Officer	Ko Katayama	General Manager of Saitama Factory of Production Operations

Operating Officer	Seiji Kuraishi	Chief Operating Officer for Regional Operations (China)

President of Honda Motor (China) Investment Co., Ltd.

Operating Officer	Takashi Nagai	President and Director of Honda Siel Cars India Ltd.

President and Director of Honda Motor India Private Ltd.

Operating Officer	Katsushi Watanabe	General Manager of Kumamoto Factory of Production Operations

Operating Officer	Toshiaki Mikoshiba	President of Guangqi Honda Automobile Co., Ltd.

Title	Name	Area of Responsibility or Principal Occupations
Operating Officer	Yoshi Yamane	Executive Vice President of Honda Motor (China) Investment Co., Ltd.

Operating Officer	Takashi Sekiguchi	President and Director of Honda Canada Inc.

Operating Officer	Takahiro Hachigo	General Manager of Suzuka Factory of Production Operations

Operating Officer	Hiroshi Sasamoto	President, Chief Executive Officer and Director of Honda Engineering Co., Ltd.

Operating Officer	Hiroyuki Yamada	Chief Operating Officer for Customer Service Operations

Operating Officer	Chitoshi Yokota	Executive in Charge of Business Unit No. 2, Automobile Operations

Operating Officer	Michimasa Fujino	President and Director of Honda Aircraft Company, LLC

Operating Officer	Soichiro Takizawa	Executive Vice President and Director of Honda Motor Europe Ltd.

President and Director of Honda of the U.K. Manufacturing Ltd.

Operating Officer	Yuji Shiga	Responsible for CIS countries, the Middle & Near East and Africa for Regional Operations

Operating Officer	Kohei Takeuchi	General Manager of Accounting Division for Business Management Operations

7.	As of April 1, 2012, the following changes in Operating Officers were announced by the Company.

Title	Name	As of March 31, 2012
Executive Vice President and Executive Officer	Tetsuo Iwamura	Senior Managing Officer

Senior Managing Officer	Takashi Yamamoto	Managing Officer

Senior Managing Officer	Hidenobu Iwata	Managing Officer

Senior Managing Officer and Director	Yoshiharu Yamamoto	Managing Officer and Director

Managing Officer and Director	Takuji Yamada	Operating Officer and Director

Managing Officer	Masahiro Takedagawa	Operating Officer

Managing Officer	Yoshiyuki Matsumoto	Operating Officer

Managing Officer	Ko Katayama	Operating Officer

Operating Officer	Naoto Matsui	General Manager of Purchasing Division 2 in Purchasing Operations

Operating Officer	Mitsugu Matsukawa	General Manager of Hamamatsu Factory of Production Operations

Operating Officer	Shinji Aoyama	General Manager of Motorcycle Business Planning Office for Motorcycle Operations

(2) Remuneration of Directors and Corporate Auditors, Etc.

Yen (millions)
Item	Directors (Outside Directors)		Corporate Auditors (Outside Corporate Auditors)		Total (Outside Directors and Corporate Auditors)
	Number of persons	Value of payments	Number of persons	Value of payments	Number of persons	Value of payments
Remuneration	19 (2)	623 (22)	7 (5)	160 (42)	26 (7)	783 (65)
Bonuses	12 (2)	155 (4)	— (—)	— (—)	12 (2)	155 (4)

Total		778 (27)		160 (42)		939 (69)

Notes:	1.	Remuneration is limited to ¥1,300 million per month for Directors and ¥270 million per month for Corporate Auditors.

	2.	“Remuneration” shown in the table above is the amount of remuneration that the Company paid to its Directors, Corporate Auditors as well as its Outside Directors and Corporate Auditors during the fiscal year under review. This amount includes remuneration paid to seven Directors and two Corporate Auditors who resigned as of the closing of the 87th Ordinary General Meeting of Shareholders that was held on June 23, 2011.

	3.	Bonuses to directors are included in the previously mentioned maximum amount for compensation to Directors, and the amount shown was decided by the meeting of the Board of Directors held on April 27, 2012. Note that auditors’ bonuses were also abolished as of fiscal 2010, and all compensation for auditors has been consolidated in an amount paid for their execution of duties.

(3) Principal Activities of Outside Corporate Officers during the Fiscal Year under Review

Post	Name	Attendance Record	Principal Activities during the Fiscal Year under Review
Director	Kensaku Hogen	Attended all 11 meetings of the Board of Directors	Based on abundant experience and considerable knowledge regarding international diplomacy, he provides advice regarding the Company’s operations from an objective and highly sophisticated perspective.

Director	Nobuo Kuroyanagi	Attended 9 of 11 meetings of the Board of Directors	Based on abundant experience and considerable knowledge regarding corporate management, he provides advice regarding the Company’s operations from an objective and highly sophisticated perspective.

Corporate Auditor	Fumihiko Saito	Attended all 11 meetings of the Board of Directors Attended all 11 meetings of the Board of Auditors	Based on abundant experience and considerable knowledge as a legal affairs specialist, he conducts auditing activities from a broad and sophisticated perspective.

Corporate Auditor	Hirotake Abe	Attended all 8 meetings of the Board of Directors Attended all 8 meetings of the Board of Auditors	Based on abundant experience and considerable knowledge as a certified public accountant, he conducts auditing activities from a broad and sophisticated perspective.

Corporate Auditor	Tomochika Iwashita	Attended 7 of 8 meetings of the Board of Directors Attended all 8 meetings of the Board of Auditors	Based on abundant experience and considerable knowledge regarding corporate management, he conducts auditing activities from a broad and sophisticated perspective.

All Outside Directors have been selected based on their abundant experience and considerable knowledge, and they provide necessary comments during the deliberation of proposals.

Note:	The record of meetings attended by auditors Hirotake Abe and Tomochika Iwashita is based on attendance at the meetings of the Board of Directors and the Board of Auditors following their election on June 23, 2011.

5. FINANCIAL AUDIT COMPANY

(1) Name of Financial Audit Company

KPMG AZSA LLC

(2) Financial Audit Company Remuneration, Etc., for the Fiscal Year under Review

(a)	Remuneration, etc.	¥434 million
(b)	Total profit on monetary and other assets to be paid by the Company and its subsidiaries	¥514 million

Notes:	1.

The audit contract between the Company and its financial audit company does not itemize remuneration for auditing work based on the Company Law of Japan, auditing work based on the Financial Instruments and Exchange Law of Japan and auditing work based on the Securities Exchange Law of the United States. Because of this and because it is impractical to itemize these categories of remuneration, the figure shown in line item (a) above is a total figure.

2.

In addition to the services specified in Article 2, Paragraph 1 of the Japanese Certified Public Accountants Law, the Company paid the independent accounting firm for advisory and other services related to the application of the International Financial Reporting Standards.

3.

Of the Company’s principal subsidiaries, Yachiyo Industry Co., Ltd., as well as overseas subsidiaries are audited by financial audit companies other than the financial audit company employed by the Company.

(3) Policy Regarding Dismissal or Non-Re-Employment of Financial Audit Company

In the case that the Company’s financial audit company was recognized to have committed a serious legal infraction, sharply lowered the quality of its audit services or otherwise shown grounds for determining it was inappropriate for employment as a financial audit company, the Company has the policy of, in accordance with procedures stipulated in the Company Law, dismissing its financial audit company or submitting resolutions proposing the financial audit company’s dismissal or non-re-employment to the general meeting of shareholders.

6. THE COMPANY’S SYSTEMS AND POLICIES

Systems to Ensure Directors’ Execution of Duties Complies with Laws and Regulations and the Articles of Incorporation and Other Systems to Ensure the Appropriateness of the Company’s Operations

The Company is engaged in designing Internal Control Systems according to the basic policy outlined in the following sections. Please note that at the meeting of the Board of Directors held on March 8, 2012, the name of the Business Ethics Committee was changed to the Compliance Committee, and the name of the Honda Crisis Response Rules was changed to the Honda Risk Management Regulations. Accompanying these changes in naming, as of April 1, 2012, the decision was made to revise the basic policy as follows.

1.	Systems for ensuring that the execution of duties by directors and employees complies with the law and the Company’s Articles of Incorporation

The Company has prepared the Honda Conduct Guidelines which provide for conformity with applicable laws and internal rules and regulations as guidelines for conduct which should be shared by the Company’s management and employees and implements measures to ensure that all management personnel and employees are made aware of and follow these guidelines. The Company establishes its compliance system such as by appointing a Compliance Officer, who is a director in charge of compliance-related initiatives and by establishing the Business Ethics Committee and the Business Ethics Improvement Proposal Line.

2.	Systems related to retention and management of information on execution of duties by directors

Information related to the execution of duties by directors, including minutes of Board of Directors meetings and other important meetings, is retained and stored appropriately in accordance with the Company’s document management policy.

3.	Regulations and other systems related to risk management

Important management issues are taken up by the Board of Directors, Executive Council and/or Regional Operating Boards, which discuss them in accordance with established rules of procedure, assess associated risks, and make decisions after due consideration.

A Risk Management Officer is appointed as a director in charge of promoting risk management initiatives. The Risk Management Officer playing the main role, risk information is collected and evaluated (of these risks, significant risk is promptly reported to the division in charge along with instructions on the countermeasures, and its progress is then monitored). For large-scale disasters requiring Company-level crisis management, the Company organizes the system, such as by establishing the Corporate Crisis Management Policy and Honda Crisis Response Rules.

4.	Systems for ensuring that the execution of duties by directors is being conducted efficiently

The Company has established a system for operating its organizational units that reflects its fundamental corporate philosophy. For example, separate headquarters have been set up for each region, business, and function, and an operating officer has been assigned to each headquarters and main division. In addition, we have implemented a system that enables prompt and appropriate decision making by having the Executive Council and Regional Operating Boards deliberate on important management issues.

To conduct management efficiently and effectively, business plans are prepared on an annual basis and for the medium term, and measures are taken to share these plans.

5.	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

The Company and its subsidiaries share the Honda Conduct Guidelines and basic policies regarding corporate governance. In addition, each subsidiary works to promote activities that are in compliance with the laws of countries in which they operate and practices observed in their respective industries as they endeavor to enhance corporate governance. The Company examines the state of internal control in each subsidiary, and confirms how the Internal Control Systems are established and operated, through enlightenment efforts with subsidiary directors and liaising with the compliance officer of each subsidiary. As for the business execution of the subsidiary, the Company helps with the establishment of account settlement rules. When it comes to important management issues, the Company requests the subsidiary to obtain prior approval from the Company or to report to the Company according to its internal rules. The business control division of the Company regularly receives reports on the subsidiary’s business plans to confirm the appropriateness of the operation. The Business Ethics Office of the Company works with the proposal line of the subsidiary in an effort to support an appropriate and swift response to a risk or problem. The Audit Office, an independent unit supervising operations and directly reporting to the president and CEO, effectively supervises the state of work in progress at each division and subsidiary and works with the internal supervision division of subsidiaries, aiming at the completion of the internal supervision system in the Honda Group.

In the case of a company accounted for by the equity method, the Company works to improve corporate governance throughout the Group by seeking the understanding and cooperation of such companies with Honda’s basic corporate governance policies.

6.	Provision of employees when assistance is requested by corporate auditors and independence of such employees from directors The Corporate Auditors’ Office has been established as a supportive staff organization directly under the Board of Corporate Auditors to provide support to corporate auditors.

7.	Systems for ensuring directors and employees report to corporate auditors and other systems related to the reporting to corporate auditors

In addition to regularly reporting the state of operations at the Company and its subsidiaries and the state of implementation and operation of internal control systems, including those related to compliance and risk management, any information that may have a significant impact on the Company’s operations is also reported to the corporate auditors.

8.	Other systems for ensuring the effectiveness of audits by corporate auditors

Corporate auditors work closely with the Audit Office, which serves as the Company’s internal audit department, to conduct business audits of the Company and its subsidiaries. Additionally, corporate auditors attend the Executive Council and other important meetings.

7. POLICY REGARDING DECISIONS FOR DISTRIBUTION OF DIVIDENDS, ETC.

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to our shareholders, which we consider to be one of the most important management issues, the Company’s basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance.

The Company will also acquire its own shares at the optimal timing with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital policy. The present goal is to maintain a shareholders’ return ratio (i.e., the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to net income attributable to Honda Motor Co., Ltd.) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Company plans to distribute year-end cash dividends of ¥15 per share for the year ended March 31, 2012. As a result, total cash dividends for the year ended March 31, 2012, together with the first quarter cash dividends of ¥15, the second quarter cash dividends of ¥15 and the third quarter cash dividends of ¥15, are planned to be ¥60 per share, an increase of ¥6 per share from the annual dividends paid for the year ended March 31, 2011.

Also, please note that the year-end cash dividends for the year ended March 31, 2012 is a matter to be resolved at the general meeting of shareholders.

• Trends in Dividends (reference)

	Yen
	FY2009					FY2010					FY2011					FY2012
Classification	First quarter	Second quarter	Third quarter	Year- end	Total	First quarter	Second quarter	Third quarter	Year- end	Total	First quarter	Second quarter	Third quarter	Year- end	Total	First quarter	Second quarter	Third quarter	Year- end	Total
Dividends	22	22	11	8	63	8	8	10	12	38	12	12	15	15	54	15	15	15	15 (planned)	60 (planned)

Consolidated Balance Sheets

	Yen (millions)
As of March 31, 2011 and 2012	2011	2012
ASSETS
Current assets:
Cash and cash equivalents	¥1,279,024	¥1,247,113
Trade accounts and notes receivable	787,691	812,155
Finance subsidiaries–receivables, net	1,131,068	1,081,721
Inventories	899,813	1,035,779
Deferred income taxes	202,291	188,755
Other current assets	390,160	373,563

Total current assets	4,690,047	4,739,086

Finance subsidiaries–receivables, net	2,348,913	2,364,393

Investments and advances:
Investments in and advances to affiliates	440,026	434,744
Other, including marketable equity securities	199,906	188,863

Total investments and advances	639,932	623,607

Property on operating leases:
Vehicles	1,645,517	1,773,375
Less accumulated depreciation	287,885	300,618

Net property on operating leases	1,357,632	1,472,757

Property, plant and equipment, at cost:
Land	483,654	488,265
Buildings	1,473,067	1,492,823
Machinery and equipment	3,166,353	3,300,727
Construction in progress	202,186	191,107

	5,325,260	5,472,922
Less accumulated depreciation and amortization	3,385,904	3,499,464

Net property, plant and equipment	1,939,356	1,973,458

Other assets	594,994	607,458

Total assets	¥11,570,874	¥11,780,759

	Yen (millions)
	2011	2012
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	¥1,094,740	¥964,848
Current portion of long-term debt	962,455	911,395
Trade payables:
Notes	25,216	26,499
Accounts	691,520	942,444
Accrued expenses	525,540	489,110
Income taxes payable	31,960	24,099
Other current liabilities	236,761	221,364

Total current liabilities	3,568,192	3,579,759

Long-term debt, excluding current portion	2,043,240	2,235,001
Other liabilities	1,376,530	1,437,709

Total liabilities	6,987,962	7,252,469

Equity:
Honda Motor Co., Ltd. stockholders’ equity:
Common stock	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	46,330	47,184
Retained earnings	5,666,539	5,769,029
Accumulated other comprehensive income (loss), net	(1,495,380)	(1,646,078)
Treasury stock	(26,110)	(26,117)

Total Honda Motor Co., Ltd. stockholders’ equity	4,449,975	4,402,614

Noncontrolling interests	132,937	125,676

Total equity	4,582,912	4,528,290

Commitments and contingent liabilities
Total liabilities and equity	¥11,570,874	¥11,780,759

Consolidated Statements of Income

	Yen (millions)
Years ended March 31, 2011 and 2012	2011	2012
Net sales and other operating revenue	¥8,936,867	¥7,948,095

Operating costs and expenses:
Cost of sales	6,496,841	5,919,633
Selling, general and administrative	1,382,660	1,277,280
Research and development	487,591	519,818

Total operating costs and expenses	8,367,092	7,716,731

Operating income	569,775	231,364

Other income (expenses):
Interest income	23,577	33,461
Interest expense	(8,474)	(10,378)
Other, net	45,670	2,956

Total other income (expenses)	60,773	26,039

Income before income taxes and equity in income of affiliates	630,548	257,403

Income tax expense:
Current	76,647	86,074
Deferred	130,180	49,661

Total income tax expense	206,827	135,735

Income before equity in income of affiliates	423,721	121,668

Equity in income of affiliates	139,756	100,406

Net income	563,477	222,074
Less: Net income attributable to noncontrolling interests	(29,389)	(10,592)

Net income attributable to Honda Motor Co., Ltd.	¥534,088	¥211,482

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥295.67	¥117.34

Consolidated Statements of Changes in Equity

	Yen (millions)
	Common stock	Capital Surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Total Honda Motor Co., Ltd. stockholders’ equity	Non- controlling interests	Total equity
Balance at March 31, 2010	¥86,067	¥172,529	¥45,463	¥5,304,473	¥(1,208,162)	¥(71,730)	¥4,328,640	¥127,790	¥4,456,430

Cumulative effect of adjustments resulting from the adoption of new accounting standards on variable interest entities, net of tax				1,432			1,432		1,432

Adjusted balances at March 31, 2010	86,067	172,529	45,463	5,305,905	(1,208,162)	(71,730)	4,330,072	127,790	4,457,862

Transfer to legal reserves			867	(867)			—		—
Dividends paid to Honda Motor Co., Ltd. shareholders				(92,170)			(92,170)		(92,170)
Dividends paid to noncontrolling interests								(16,232)	(16,232)
Capital transactions and others								(946)	(946)
Comprehensive income (loss):
Net income				534,088			534,088	29,389	563,477
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					(290,745)		(290,745)	(6,796)	(297,541)
Unrealized gains (losses) on marketable securities, net					575		575	(27)	548
Unrealized gains (losses) on derivative instruments, net					168		168		168
Pension and other postretirement benefits adjustments					2,784		2,784	(241)	2,543

Total comprehensive income							246,870	22,325	269,195

Purchase of treasury stock						(34,800)	(34,800)		(34,800)
Reissuance of treasury stock						3	3		3
Retirement of treasury stock				(80,417)		80,417	—		—

Balance at March 31, 2011	86,067	172,529	46,330	5,666,539	(1,495,380)	(26,110)	4,449,975	132,937	4,582,912

Transfer to legal reserves			854	(854)			—		—
Dividends paid to Honda Motor Co., Ltd. shareholders				(108,138)			(108,138)		(108,138)
Dividends paid to noncontrolling interests								(15,763)	(15,763)
Capital transactions and others								(783)	(783)
Comprehensive income (loss):
Net income				211,482			211,482	10,592	222,074
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					(116,812)		(116,812)	(1,323)	(118,135)
Unrealized gains (losses) on marketable securities, net					5,899		5,899	(87)	5,812
Unrealized gains (losses) on derivative instruments, net					(29)		(29)		(29)
Pension and other postretirement benefits adjustments					(39,756)		(39,756)	103	(39,653)

Total comprehensive income							60,784	9,285	70,069

Purchase of treasury stock						(8)	(8)		(8)
Reissuance of treasury stock						1	1		1

Balance at March 31, 2012	¥86,067	¥172,529	¥47,184	¥5,769,029	¥(1,646,078)	¥(26,117)	¥4,402,614	¥125,676	¥4,528,290

Consolidated Statements of Cash Flows

	Yen (millions)
Years ended March 31, 2011 and 2012	2011	2012
Cash flows from operating activities:
Net income	¥563,477	¥222,074
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	351,496	320,996
Depreciation of property on operating leases	212,143	209,762
Deferred income taxes	130,180	49,661
Equity in income of affiliates	(139,756)	(100,406)
Dividends from affiliates	98,182	95,106
Gain on sales of investments in affiliates	(46,756)	—
Provision for credit and lease residual losses on finance subsidiaries–receivables	13,305	13,032
Impairment loss on investments in securities	2,133	1,062
Damaged and impairment loss on long-lived assets and goodwill excluding property on operating leases	16,833	10,590
Impairment loss on property on operating leases	835	1,514
Loss (gain) on derivative instruments, net	(7,788)	(1,847)
Decrease (increase) in assets:
Trade accounts and notes receivable	38,700	(35,475)
Inventories	(33,676)	(154,222)
Other current assets	266	2,883
Other assets	(40,729)	(24,000)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(55,331)	242,814
Accrued expenses	39,103	(25,718)
Income taxes payable	9,461	(7,568)
Other current liabilities	32,209	(12,395)
Other liabilities	(83,115)	(14,744)
Other, net	(30,335)	(55,690)

Net cash provided by (used in) operating activities	1,070,837	737,429

Cash flows from investing activities:
Increase in investments and advances	(11,412)	(23,129)
Decrease in investments and advances	13,995	14,647
Payment for purchase of available-for-sale securities	(262)	(1,784)
Proceeds from sales of available-for-sale securities	2,739	1,879
Payment for purchase of held-to-maturity securities	(179,951)	(26,078)
Proceeds from redemption of held-to-maturity securities	154,977	47,193
Proceeds from sales of investments in affiliates	71,073	9,957
Capital expenditures	(318,543)	(397,218)
Proceeds from sales of property, plant and equipment	24,725	23,260
Proceeds from insurance recoveries for damaged property, plant and equipment	—	16,217
Acquisitions of finance subsidiaries–receivables	(1,927,673)	(1,784,720)
Collections of finance subsidiaries–receivables	1,829,097	1,765,204
Purchase of operating lease assets	(798,420)	(683,767)
Proceeds from sales of operating lease assets	408,265	365,270

Net cash provided by (used in) investing activities	(731,390)	(673,069)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net	113,669	(104,596)
Proceeds from long-term debt	799,520	1,151,971
Repayment of long-term debt	(870,406)	(967,588)
Dividends paid	(92,170)	(108,138)
Dividends paid to noncontrolling interests	(16,232)	(15,763)
Sales (purchases) of treasury stock, net	(34,797)	(7)

Net cash provided by (used in) financing activities	(100,416)	(44,121)

Effect of exchange rate changes on cash and cash equivalents	(79,909)	(52,150)

Net change in cash and cash equivalents	159,122	(31,911)
Cash and cash equivalents at beginning of the year	1,119,902	1,279,024

Cash and cash equivalents at end of the period	¥1,279,024	¥1,247,113

The Notes to the Consolidated Statutory Report

Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 378

Corporate names of principal consolidated subsidiaries:

American Honda Motor Co., Inc., Honda of America Mfg., Inc., Honda Canada Inc., Honda R&D Co., Ltd., American Honda

Finance Corporation

2.	Affiliated companies

Number of affiliated companies: 88

Corporate names of major affiliated companies accounted for under the equity method:

Guangqi Honda Automobile Co., Ltd., Dongfeng Honda Automobile Co., Ltd., P.T. Astra Honda Motor

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 14

Reduced through reorganization: 19

Affiliated companies:

Newly formed affiliated companies: 1

Reduced through reorganization: 4

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America in accordance with Article 120-2 (1) of the Companies Act. The Company omits some disclosure items and notes in accordance with the second sentence of Article 120-2 (1) of the Companies Act.

5.	Honda’s common stock-to-ADS exchange ratio is one share of common stock to one ADS.

6.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

7.	Honda classifies its debt and equity securities in the following categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other marketable debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes, included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

8.	Goodwill, all of which is allocated to Honda’s reporting units, is not amortized but instead is tested for impairment at least annually.

9.	Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

10.	Honda applies hedge accounting for certain foreign currency forward contracts related to forecasted foreign currency transactions between the Company and its subsidiaries.

11.	The allowance for credit losses on finance subsidiaries–receivables is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

12.	The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

13.	Provisions for retirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. The Company recognizes its overfunded or underfunded status for the defined benefit postretirement plan as an asset or liability in its consolidated balance sheets and recognizes changes in the funded status in accumulated comprehensive income (loss), net of taxes. Prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees. Actuarial loss is amortized if unrecognized net gain or loss exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

14.	Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells and product recalls.

Notes to Consolidated Balance Sheets:

1.	The allowance for assets are as follows: Yen (millions)

	Mar. 31, 2011	Mar. 31, 2012
The allowance for doubtful trade accounts and notes receivables	7,904	7,293
The allowance for credit losses for finance subsidiaries–receivables	24,890	20,616
The allowance for losses on lease residual values for finance subsidiaries–receivables	7,225	5,366
The allowance for doubtful accounts for other assets	23,275	23,036

2.	Net book value of property, plant and equipment that were subject to specific collateral securing indebtedness and debt-related mortgages are as follows: Yen (millions)

	Mar. 31, 2011	Mar. 31, 2012
Mortgaged assets:
Trade accounts and notes receivables	13,808	10,119
Inventories	11,691	3,289
Other current assets	5,337	—
Property, plant and equipment	24,548	22,102
Finance subsidiaries–receivables	504,587	570,655

Mortgage-related debts:
Short-term debt	298,379	305,069
Long-term debt	232,577	280,747

3.	Honda has entered into various guarantee and indemnification agreements which are primarily for employee bank loans to cover their housing costs as follows: Yen (millions)

	Mar. 31, 2011	Mar. 31, 2012
Bank loans of employees for their housing costs	30,393	28,165

If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is shown above. As of March 31, 2012, no amount has been accrued for any estimated losses under these obligations, as it is probable that the employees will be able to make all scheduled payments.

Notes to Consolidated Statements of Stockholders’ Equity:

	Mar. 31, 2011	Mar. 31, 2012
1. The number of shares outstanding	1,811,428,430	1,811,428,430

	Mar. 31, 2011	Mar. 31, 2012
2. The number of treasury shares	9,126,716	9,128,871

3. The total amount of dividends for the fiscal year ended March 31, 2012, was ¥108,138 million. The Company intends to distribute year-end cash dividends of ¥27,034 million to the stockholders of record on March 31, 2012.

Note on Financial Instruments:

Current Status of Financial Instruments

1.	Policy Regarding Financial Instruments

The policy of Honda is to support its business activities by maintaining sufficient capital resources, a sufficient level of liquidity and a sound balance sheet. In its cash management activities, the Company invests principally in highly safe, short-term financial instruments. Honda meets its operating capital requirements primarily through cash generated by operations, bank loans and the issuance of commercial paper. In addition, the Company’s finance subsidiaries fund those financial programs for customers and dealers primarily from bank loans, medium-term notes, commercial paper, corporate bonds, securitization of finance receivables and intercompany loans.

2.	Risk Associated with Financial Instruments and Related Risk Management System

The Company reduces the credit risk arising from trade accounts and notes receivables and finance subsidiaries–receivables by requiring compliance with its internal credit management regulations. To minimize the foreign currency fluctuation risk of the foreign currency denominated receivables, the Company enters into foreign currency forward exchange contracts and foreign currency purchased option contracts. Regarding the lease receivables held by the Company’s finance subsidiaries, losses may be incurred when proceeds from the sale of the returned vehicles are less than the contractual residual value. The Company’s finance subsidiaries periodically review the estimated residual value of the leased vehicles to monitor the residual value risk.

Available-for-sale securities mainly consist of equity securities. Held-to-maturity securities mainly consist of government and agency debt securities. In order to manage the price fluctuation risk, the Company periodically estimates the fair value of these securities.

To manage the liquidity risk associated with short-term and long-term debt, the Company diversifies its sources of funds. To reduce the interest rate fluctuation risk, the Company enters into interest rate swap contracts. To minimize the foreign currency fluctuation risk of the foreign currency denominated payables, the Company enters into currency swap contracts.

The Company enters into derivative contracts within the actual demand of its business activities in accordance with the risk management policy. The derivative instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreement. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines.

The Company applies hedge accounting for certain foreign currency forward exchange contracts related to forecasted foreign currency transactions between the Company and its subsidiaries.

Fair Value of Financial Instruments

The carrying amount, estimated fair value and difference of financial instruments at March 31, 2012 are as follows: Yen (millions)

	Carrying Amount	Estimate Fair Value	Difference
Finance subsidiaries–receivables	3,607,127	3,653,850	46,723
Available-for-sale securities	107,480	107,480	—
Held-to-maturity securities	16,647	16,711	64
Short-term and long-term debt	(4,111,244)	(4,176,361)	(65,117)
Derivative instruments	14,481	14,481	—

Note:	The book value of the previously mentioned finance subsidiaries–receivables excludes direct finance leases (net) from the amount of finance subsidiaries–receivables appearing on the balance sheets. The amount of direct finance leases (net) at the end of the fiscal year under review was ¥357,308 million. Also, the previously mentioned finance subsidiaries–receivables include the amount of finance subsidiaries–receivables related to product sales, which is presented in the balance sheet items trade accounts and notes receivable and other assets. The amount of such finance subsidiaries–receivables at the end of the fiscal year under review was ¥518,321 million.

The methodologies used to estimate the fair value of financial instruments are as follows.

1.	Cash and cash equivalents, trade accounts and notes receivables and notes and accounts payables

The carrying amounts approximate fair values because of the short maturity of these instruments.

2.	Finance subsidiaries–receivables

The fair values of retail receivables and term loans to dealers are estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale flooring receivables, the carrying amount of those receivables approximates fair value.

3.	Marketable equity securities

The fair value of marketable equity securities is estimated using quoted market prices. The fair value of auction rate securities is estimated by discounting future cash flows considering liquidity risk and other factors.

4.	Held-to-maturity securities

The fair values of government bonds and U.S. government and agency debt securities were estimated by using quoted market prices. The carrying amount of certificates of deposit approximates fair value because of the short maturity of the instrument.

5.	Short-term debt and long-term debt

The fair values of bonds and notes are estimated based on the quoted market prices for the same or similar issues. The fair value of long-term loans is estimated by discounting future cash flows using rates currently available for loans of similar terms and remaining maturities. The carrying amounts of short-term bank loans and commercial paper approximate fair values because of the short maturity of these instruments.

6.	Derivative instruments

The Company holds foreign currency and interest rate derivative instruments. The fair values of foreign currency instruments are estimated based on foreign exchange rates, discount rates and implied volatility. The fair values of interest rate instruments are estimated by discounting future cash flows using LIBOR rates, swap rates and foreign exchange rates. The fair values of a limited number of interest rate swap agreements related to certain off-balance sheet securitizations are estimated using internally developed prepayment assumptions in order to forecast future notional amounts on these structured derivative contracts.

Non-marketable securities are excluded from the above table as it is not possible to estimate the future cash flow and it is deemed to be extremely difficult to measure the fair value. The carrying amount of non-marketable securities is ¥12,666 million at March 31, 2012.

Notes to Information about Per Common Share:

Honda Motor Co., Ltd. shareholders’ equity per common share and basic net income attributable to Honda Motor Co., Ltd. per common share are as follows: Yen

	Mar. 31, 2011	Mar. 31, 2012
Honda Motor Co., Ltd. shareholders’ equity per common share	2,469.05	2,442.78
Basic net income attributable to Honda Motor Co., Ltd. per common share	295.67	117.34

Honda Motor Co., Ltd. shareholders’ equity per common share has been computed by dividing Honda Motor Co., Ltd. shareholders’ equity by the number of shares outstanding at the end of each period. The numbers of common shares at the end of the years ended March 31, 2011 and 2012 were 1,802,301,714 and 1,802,299,559, respectively. Basic net income attributable to Honda Motor Co., Ltd. per common share has been computed by dividing net income attributable to Honda Motor Co., Ltd. by the weighted average number of shares outstanding during each period. The weighted average numbers of shares outstanding for the years ended March 31, 2011 and 2012 were 1,806,360,505 and 1,802,300,720, respectively. There were no potentially dilutive shares issued during the years ended March 31, 2011 or 2012.

Other

1.	Dissolution of the joint venture

On March 22, 2011, Honda sold all of its investments in Hero Honda Motors Ltd. (HHML) with a book value of ¥34,275 million, which represented 26.0% of HHML’s total outstanding shares, to its joint venture partner at ¥71,073 million for the dissolution of the joint venture. In addition, Honda and HHML have signed a new licensing agreement which enables HHML to continue producing, selling and servicing its current products. Consideration for the licensing agreement was ¥45,000 million, and becomes due through 2014.

Total consideration received less the interest portion, including the fair value attributable to the termination of certain obligations under the joint venture agreement, is allocated to each element using the relative selling price method in accordance with FASB ASC 605 “Revenue Recognition”. As a result, the Company recognized revenue of ¥32,015 million related to the licensing agreement in Net sales and other operating revenue and the gain on sale of the investments of ¥46,756 million in Other income (expense)—Other, net in the accompanying consolidated statements of income for the year ended March 31, 2011.

2.	Impact on the Company’s consolidated financial position or results of operations of the Great East Japan Earthquake that occurred on March 11, 2011

On March 11, 2011, Japan experienced a large earthquake commonly referred to as the Great East Japan Earthquake, which caused damage to certain of property, plant and equipment and inventory, and temporary suspension of production of the Company’s plants and research and development activities of the Company and its domestic consolidated subsidiaries.

As a result, the Company and its domestic consolidated subsidiaries recognized ¥45,720 million in losses, of which ¥17,450 million is included in cost of sales and ¥28,270 million is included in “Selling, general and administrative” in the accompanying consolidated statement of income for the year ended March 31, 2011. The losses mainly consist of unallocated fixed production overhead of ¥15,062 million, which is included in cost of sales, and loss on damaged property, plant and equipment of ¥15,647 million, which is included in selling, general and administrative expenses.

3.	Impact on the Company’s consolidated financial position or results of operations of the floods in Thailand

In October 2011, Thailand suffered from severe floods that caused damage to inventories, and machinery and equipment of certain consolidated subsidiaries and affiliates of the Company. Accordingly, production activities in plant facilities at Honda and its affiliates had been temporarily affected by the floods.

As a result, Honda recognized ¥23,420 million of costs and expenses, of which ¥10,680 million is included in cost of sales and ¥12,740 million is included in selling, general and administrative expenses in the accompanying consolidated statement of income for the year ended March 31, 2012. These costs and expenses mainly consist of losses on damaged inventories of ¥7,330 million which is included in cost of sales, and losses on damaged property, plant and equipment of ¥7,654 million which is included in selling, general and administrative expenses.

In addition, Honda recognized insurance recoveries of ¥21,725 million which is included in selling, general and administrative expenses in the accompanying consolidated statement of income for the year ended March 31, 2012. Honda recognizes insurance recoveries in excess of the incurred losses when settlements with insurance companies are reached.

4.	Income taxes

On November 30, 2011, the National Diet of Japan approved the laws for amendments to previous income tax laws. Upon the change in the laws, the statutory income tax rate in Japan will be changed to approximately 38% for fiscal years beginning on or after April 1, 2012, and to approximately 35% for fiscal years beginning on or after April 1, 2015. Thus, the Company and its Japanese subsidiaries measured deferred tax assets and liabilities based on the tax rates to be applied in the fiscal years in which temporary differences are expected to be recovered or settled.

As a result, net of deferred tax assets decreased ¥16,072 million, and income tax expenses increased ¥16,072 million, as of the enacted date of the laws.

5.	Revisions of the prior year’s Consolidated Statements of Cash Flows

Revisions have been made to adjust overstatements in both acquisitions of finance subsidiaries–receivables and collections of finance subsidiaries–receivables in the Consolidated Statements of Cash Flows, that amounted to ¥280,807 million for the year ended March 31, 2011. The revisions have no impact on net cash used in investing activities.

Regarding the Notes for the Previous Fiscal Year

The notes for the previous fiscal year contain additional information for reference.

¡ Segment Information (reference)

(a) Business Segment Information

For the year ended March 31, 2011

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	1,288,194	6,794,098	561,896	292,679	8,936,867	—	—	8,936,867
Intersegment	—	8,218	11,562	15,132	34,912	(34,912)	—	—
Total	1,288,194	6,802,316	573,458	307,811	8,971,779	(34,912)	—	8,936,867

Cost of sales, SG&A and R&D expenses	1,149,600	6,537,766	387,179	313,336	8,387,881	(34,912)	14,123	8,367,092
Segment income (loss)	138,594	264,550	186,279	(5,525)	583,898	—	(14,123)	569,775

Assets	933,671	4,883,029	5,572,152	290,730	11,679,582	(108,708)	—	11,570,874
Depreciation and amortization	40,324	296,364	213,805	13,146	563,639	—	—	563,639
Capital expenditures	37,084	273,502	800,491	13,963	1,125,040	—	—	1,125,040

For the year ended March 31, 2012
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	1,348,828	5,805,975	516,148	277,144	7,948,095	—	—	7,948,095
Intersegment	—	16,767	10,428	12,590	39,785	(39,785)	—	—
Total	1,348,828	5,822,742	526,576	289,734	7,987,880	(39,785)	—	7,948,095

Cost of sales, SG&A and R&D expenses	1,206,226	5,899,948	356,570	293,772	7,756,516	(39,785)	—	7,716,731
Segment income (loss)	142,602	(77,206)	170,006	(4,038)	231,364	—	—	231,364

Assets	1,005,883	4,950,002	5,644,380	304,985	11,905,250	(124,491)	—	11,780,759
Depreciation and amortization	40,452	268,848	211,325	10,133	530,758	—	—	530,758
Capital expenditures	62,075	349,605	686,495	10,005	1,108,180	—	—	1,108,180

Notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to ¥453,116 million as of March 31, 2011 and ¥399,732 million as of March 31, 2012, respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include ¥212,143 million for the year ended March 31, 2011 and ¥209,762 million for the year ended March 31, 2012, respectively, of depreciation of property on operating leases.

4.	Capital expenditures of Financial Services Business include ¥798,420 million for the year ended March 31, 2011 and ¥683,767 million for the year ended March 31, 2012, respectively, of purchase of operating lease assets.

5.	Other Adjustments were out-of-period adjustments in previously issued consolidated financial statements, pertaining to the Company’s inventory management trading activities at a domestic subsidiary. This domestic subsidiary temporarily purchases seafood products from seafood companies with the promise that they will buy back such products after a certain period, in order to bridge the gap between the purchasing period (the fishing season) and the sales period for seafood products. The Company recognized the related loss, which pertained to prior fiscal years, in selling, general and administrative expenses in the Company’s consolidated statement of income for the year ended March 31, 2011. The adjustments were not included in the Power Product & Other Businesses but as Other Adjustments for the year ended March 31, 2011.

6.	The amounts of Net sales and other operating revenue, Intersegment and Cost of sales, SG&A and R&D expenses for the three months and the year ended March 31, 2011 have been corrected from the amounts previously disclosed.

7.	For the year ended March 31, 2012, substantially all of the ¥23,420 million of the costs and expenses and ¥21,725 million of insurance recoveries resulting from the floods in Thailand are included in Cost of sales, SG&A and R&D expenses of the Automobile business.

(b) Geographic Segment Information

For the year ended March 31, 2011

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	1,834,003	3,941,505	618,426	1,594,058	948,875	8,936,867	—	—	8,936,867
Transfers between geographic areas	1,777,204	206,392	80,872	247,109	33,208	2,344,785	(2,344,785)	—	—

Total	3,611,207	4,147,897	699,298	1,841,167	982,083	11,281,652	(2,344,785)	—	8,936,867
Cost of sales, SG&A and R&D expenses	3,545,089	3,846,975	709,501	1,690,530	912,534	10,704,629	(2,351,660)	14,123	8,367,092
Operating income (loss)	66,118	300,922	(10,203)	150,637	69,549	577,023	6,875	(14,123)	569,775

Assets	2,875,630	6,209,145	564,678	1,049,113	658,636	11,357,202	213,672	—	11,570,874
Long-lived assets	1,053,168	1,852,542	106,633	231,867	147,363	3,391,573	—	—	3,391,573

For the year ended March 31, 2012

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	1,774,573	3,500,245	519,329	1,276,621	877,327	7,948,095	—	—	7,948,095
Transfers between geographic areas	1,588,379	214,511	61,463	213,857	15,805	2,094,015	(2,094,015)	—	—

Total	3,362,952	3,714,756	580,792	1,490,478	893,132	10,042,110	(2,094,015)	—	7,948,095
Cost of sales, SG&A and R&D expenses	3,472,786	3,491,463	592,901	1,413,608	836,176	9,806,934	(2,090,203)	—	7,716,731
Operating income (loss)	(109,834)	223,293	(12,109)	76,870	56,956	235,176	(3,812)	—	231,364

Assets	3,106,061	6,333,851	568,790	1,070,331	611,818	11,690,851	89,908	—	11,780,759
Long-lived assets	1,048,402	1,970,631	111,354	274,182	130,339	3,534,908	—	—	3,534,908

Notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to ¥453,116 million as of March 31, 2011 and ¥399,732 million as of March 31, 2012, respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

4.	Other Adjustments were out-of-period adjustments in previously issued consolidated financial statements, pertaining to the Company’s inventory management trading activities at a domestic subsidiary. This domestic subsidiary temporarily purchases seafood products from seafood companies with the promise that they will buy back such products after a certain period, in order to bridge the gap between the purchasing period (the fishing season) and the sales period for seafood products. The Company recognized the related loss, which pertained to prior fiscal years, in selling, general and administrative expenses in the Company’s consolidated statement of income for the year ended March 31, 2011. The adjustments were not included in Japan but as Other Adjustments for the year ended March 31, 2011.

5.	For the year ended March 31, 2012, ¥23,420 million of the costs and expenses and ¥21,725 million of insurance recoveries resulting from the floods in Thailand are included in Cost of sales, SG&A and R&D expenses of Asia.

Independent Auditor’s Report

Independent Auditor’s Report

The Board of Directors	May 10, 2012
Honda Motor Co., Ltd.

KPMG AZSA LLC
Takuji Kanai (Seal)	Designated Limited Liability Partner, Engagement Partner and Certified Public Accountant
Kenji Tanaka (Seal)	Designated Limited Liability Partner, Engagement Partner and Certified Public Accountant
Hideaki Koyama (Seal)	Designated Limited Liability Partner, Engagement Partner and Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statements of income, the consolidated statements of changes in equity and the related notes of Honda Motor Co., Ltd. as at March 31, 2012 and for the year from April 1, 2011 to March 31, 2012 in accordance with Article 444-(4) of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-2 (1) of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-2 (1) of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under accounting principles generally accepted in the United States of America, present fairly, in all material respects, the financial position and the results of operations of Honda Motor Co., Ltd. and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Reports as required by the Companies Act.

Audit Report of the Board of Corporate Auditors

Audit Report

Mr. Takanobu Ito

President and Representative Director of

Honda Motor Co., Ltd.

The Board of Corporate Auditors has prepared this Audit Report regarding the performance of duties by the Directors for the 88th fiscal year from April 1, 2011 to March 31, 2012, upon deliberation based on the audit reports prepared by each Corporate Auditor, and hereby reports as follows:

1. Auditing Methods Employed by the Corporate Auditors and the Board of Corporate Auditors and Details of Such Methods

The Board of Corporate Auditors established auditing policies, assignment of duties, etc., and received reports from each Corporate Auditor regarding their execution of audits and results thereof, and received reports from the Directors, etc. and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.

Each Corporate Auditor, in accordance with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, following the auditing policies, assignment of duties and other relevant matters, communicated with the Directors, the Audit Office and other employees, etc., made efforts to collect information and establish the environment for auditing, and participated in the meetings of the Board of Directors and other important meetings, received reports from the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important documents on business decisions, etc., and surveyed the status of operations and assets at the head office and principal business offices. In addition, each Corporate Auditor monitored and verified the content of the resolution of the Board of Directors regarding the establishment of the system for ensuring that the performance of duties by the Directors as recorded in the Business Report conforms to the laws and regulations and Articles of Incorporation and other systems stipulated in Paragraphs 1 and 3 of Article 100 of the Enforcement Regulations of the Corporation Law as being necessary for ensuring appropriateness of the Company’s operations, and the status of the systems established based on such resolution (Internal Control Systems) by receiving periodic reports from the Directors and employees on the structuring and operation of these systems, and, as necessary, requesting explanations and asking for expression of opinions. With respect to subsidiaries, Corporate Auditors communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received business reports from subsidiaries as necessary. Based on the above methods, Corporate Auditors examined the business report and the accompanying detailed statements for this fiscal year.

Furthermore, Corporate Auditors monitored and verified whether the Accounting Auditor maintained its independence and implemented appropriate audits, and received reports from the Accounting Auditor regarding the performance of its duties and sought explanations as necessary. In addition, Corporate Auditors received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is established in accordance with the “Quality Control Standards Regarding Audits” (Business Accounting Council, October 28, 2005), etc., and sought explanations as necessary. Based on the above methods, Corporate Auditors examined the unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statements of operations, unconsolidated statements of stockholders’ equity and notes to the unconsolidated financial statements) and the supplementary schedules thereto, and the consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statements of change in equity and notes to consolidated financial statements) for this fiscal year.

2. Results of Audit

(1)	Results of Audit of Business Report, etc.

1.	The business report and the supplementary schedules thereto fairly represent the status of the Company in accordance with the applicable laws and regulations and Articles of Incorporation.

2.	No misconduct or material violation of laws, regulations or the Articles of Incorporation was found with regard to the performance of duties by the Directors.

3.	The content of the resolution of the Board of Directors regarding the Internal Control Systems is appropriate. In addition, no matters were found for comment with regard to the content of the business report as it is related to Internal Control Systems or with regard to the performance of duties by the Directors.

(2)	Results of Audit of unconsolidated financial statements and the supplementary schedules thereto.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

(3)	Results of Audit of consolidated financial statements.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

May 14, 2012

Board of Corporate Auditors

Honda Motor Co., Ltd.

Corporate Auditor (Full-time)	Toru Onda (Seal)
Corporate Auditor (Full-time)	Hideki Okada (Seal)
Corporate Auditor (Outside)	Fumihiko Saito (Seal)
Corporate Auditor (Outside)	Hirotake Abe (Seal)
Corporate Auditor (Outside)	Tomochika Iwashita (Seal)

REFERENCE

• Forecasts for the Fiscal Year Ending March 31, 2013

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2013, Honda projects consolidated and unconsolidated results to be as shown below:

These forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the euro will be ¥80 and ¥105, respectively, for the full year ending March 31, 2013.

• Consolidated

	Yen (billions)/Changes from the previous fiscal period
	Fiscal year ending March 31, 2013
Net sales and other operating revenue	10,300	(+29.6%)
Operating income	620	(+168.0%)
Income before income taxes and equity in income of affiliates	635	(+146.7%)
Net income attributable to Honda Motor Co., Ltd.	470	(+122.2%)

• Unconsolidated

	Yen (billions)/Changes from the previous fiscal year
	Fiscal year ending March 31, 2013
Net sales	3,320	(+21.2%)
Operating loss	50	(—%)
Ordinary income	190	(+370.4%)
Net income	140	(+202.5%)

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a method that Honda considers reasonable.

• Shareholders

Categories	FY2009 Year-End (As of March 31, 2010)		FY2010 Year-End (As of March 31, 2011)		FY2011 Year-End (As of March 31, 2012)
	Thousand shares	Number of shareholders	Thousand shares	Number of shareholders	Thousand shares	Number of shareholders
Individuals	180,939	216,851	176,239	210,526	180,246	215,138
National and Local Public Entities	49	1	—	—	3	1
Financial Institutions	792,547	294	784,292	270	769,527	260
Securities Companies	23,861	73	29,106	72	30,558	65
Other Domestic Corporations	180,943	1,625	179,845	1,573	176,507	1,538
Foreigners	636,260	1,021	632,818	1,034	645,456	964
Treasury Stock	20,225	1	9,126	1	9,128	1

Total	1,834,828	219,866	1,811,428	213,476	1,811,428	217,967

Note:   The numbers of shares above disregard and round off amounts of less than one thousand.

Honda Motor Co., Ltd.

Unconsolidated Balance Sheets

	Yen (million)
As of March 31, 2011 and 2012	2011	2012
Assets
Current assets
Cash and bank deposits	268,201	136,648
Notes receivable	156	4
Accounts receivable	248,093	366,508
Securities	101,865	176,509
Finished goods	81,540	100,718
Work in process	22,728	26,278
Raw materials and supplies	28,847	25,571
Advance payments	13,592	25,430
Prepaid expenses	2,240	4,307
Deferred income taxes	83,593	67,949
Short-term loans receivable–subsidiaries and affiliates	19,334	22,280
Other receivables	83,001	99,438
Others	15,120	21,199
Allowance for doubtful accounts	-1,648	-2,810

Total current assets	966,667	1,070,034

Fixed assets
Tangible fixed assets
Buildings	613,205	611,995
Accumulated depreciation	-386,611	-402,283

Buildings, net	226,593	209,712

Structures	125,282	127,699
Accumulated depreciation	-90,534	-94,257

Structures, net	34,747	33,442

Machinery and equipment	580,018	594,245
Accumulated depreciation	-509,395	-533,001

Machinery and equipment, net	70,623	61,244

Vehicles	15,787	15,738
Accumulated depreciation	-12,708	-13,103

Vehicles, net	3,078	2,635

Tools, furniture and fixtures	223,651	223,122
Accumulated depreciation	-207,257	-205,685

Tools, furniture and fixtures, net	16,394	17,437

Land	336,039	336,378
Lease assets	4,567	2,656
Accumulated depreciation	-3,030	-1,428

Lease assets, net	1,537	1,227

Construction in progress	58,894	65,333

Total tangible fixed assets	747,908	727,410

Intangible assets
Patents	52	38
Leaseholds	2,094	2,094
Trademarks	12	13
Software	705	10,003
Lease assets	95	52
Others	1,241	286

Total intangible assets	4,201	12,489

Investments and other assets
Investment securities	83,045	86,538
Investment securities–subsidiaries and affiliates	415,791	429,109
Investments and other assets	6	24
Investments–subsidiaries and affiliates	93,065	93,065
Long-term loans receivable–employees	215	177
Long-term loans receivable–subsidiaries and affiliates	5,680	4,714
Receivables in bankruptcy	7,464	6,711
Long-term prepaid expenses	356	517
Deferred income taxes	112,678	151,589
Others	47,148	35,123
Allowance for doubtful accounts	-8,246	-7,670

Total investments and other assets	757,206	799,901

Total fixed assets	1,509,316	1,539,801

Total assets	2,475,984	2,609,835

	Yen (million)
	2011	2012
Liabilities
Current liabilities
Notes payable–trade	614	639
Accounts payable	181,457	357,527
Short-term loans payable	13,771	17,905
Current portion of long-term loans payable	32	31
Current portion of bonds	—	70,000
Lease debt	732	527
Other payables	19,552	39,783
Accrued expenses	76,606	122,633
Advances received	2,047	2,889
Deposits received	4,288	2,693
Deferred revenue	141	126
Current portion of accrued product warranty	61,253	29,991
Accrued employees’ bonuses	30,449	27,068
Accrued directors’ bonuses	466	274
Accrued operating officers’ bonuses	317	467
Provision for loss on disaster	49,668	17,294
Others	7,840	20,893

Total current liabilities	449,239	710,748

Non-current liabilities
Corporate bonds	70,000	—
Long-term loans payable	206	165
Lease debt	1,006	845
Accrued product warranty	36,187	33,392
Accrued employees’ retirement benefits	120,009	122,922
Asset retirement obligation	571	596
Others	6,907	6,618

Total non-current liabilities	234,889	164,540

Total liabilities	684,129	875,288

Total net assets
Stockholders’ equity
Common stock	86,067	86,067
Capital surplus
Capital reserve	170,313	170,313

Total capital surplus	170,313	170,313

Retained earnings
Legal reserves	21,516	21,516
Other retained earnings
Reserve for dividends	113,300	—
General reserve	1,273,300	1,333,300
Reserve for special depreciation	2,145	1,551
Reserve for reduction of acquisition cost of fixed assets	12,979	14,235
Earnings to be carried forward	113,249	104,029

Total retained earnings	1,536,491	1,474,633

Treasury stock	-26,209	-26,215

Total stockholders’ equity	1,766,662	1,704,799

Difference of appreciation and conversion
Net unrealized gains on securities	25,348	29,932
Deferred loss (gain) on hedges	-156	-184

Total difference of appreciation and conversion	25,192	29,747

Total net assets	1,791,854	1,734,546

Total liabilities and net assets	2,475,984	2,609,835

Unconsolidated Statements of Income

	Yen (million)
Year ended March 31, 2011 and 2012	2011	2012
Net sales	2,915,416	2,740,052
Cost of sales
Finished goods and parts for sale at beginning of year	81,344	81,540
Production cost	1,767,921	1,756,702
Others	272,504	326,053

Total	2,121,769	2,164,296

Transfer to other accounts	2,346	1,571
Finished goods and parts for sale at end of year	81,540	100,718

Cost of finished goods sold	2,037,882	2,062,006

Gross profit	877,533	678,045

Selling, general and administrative expenses	863,539	814,803

Operating income (loss)	13,994	-136,757

Non-operating income
Interest income	641	1,656
Dividend income	196,214	182,182
Rental income	26,427	22,829
Others	19,808	6,389

Total non-operating income	243,092	213,057

Non-operating expenses
Interest expenses	116	97
Contributions	951	558
Depreciation	17,772	16,124
Expenses for rental assets	4,725	4,530
Foreign exchange loss	—	9,969
Others	3,751	4,630

Total non-operating expenses	27,317	35,911

Ordinary income	229,769	40,388

Extraordinary income
Gain on sale of fixed assets	509	632
Gain on dissolving joint venture	112,248	—
Gain on transfer of intellectual property rights	—	23,977
Gain of reversal of provision for loss on disaster	—	3,511
Others	2,576	3,261

Total extraordinary income	115,334	31,383

Extraordinary losses
Loss on disposal of fixed assets	2,871	1,844
Loss on devaluation of investment securities–subsidiaries and affiliates	91,501	8,328
Compensation expenses to affiliated company	—	13,564
Loss on disaster	73,750	5,343
Others	4,566	268

Total extraordinary losses	172,690	29,348

Income before income taxes	172,413	42,422

Income taxes - current	62,838	18,620
Income taxes for prior periods	9,331	—
Income taxes - deferred	13,586	-22,478

Total income tax	85,756	-3,857

Net income	86,657	46,280

Unconsolidated Statement of Changes in Net Assets

	Yen (million)
	2011	2012
Stockholders’ equity
Common stock
Balance at March 31, 2011	86,067	86,067

Balance at March 31, 2012	86,067	86,067

Capital surplus
Legal capital surplus
Balance at March 31, 2011	170,313	170,313

Balance at March 31, 2012	170,313	170,313

Total capital surplus
Balance at March 31, 2011	170,313	170,313

Balance at March 31, 2012	170,313	170,313

Retained earnings
Legal reserves
Balance at March 31, 2011	21,516	21,516

Balance at March 31, 2012	21,516	21,516

Other retained earnings
Reserve for dividends
Balance at March 31, 2011	113,300	113,300
Changes of items during the period
Reversal of reserve for dividends	—	-113,300

Total changes of items during the period	—	-113,300

Balance at March 31, 2012	113,300	—

General reserve
Balance at March 31, 2011	1,119,300	1,273,300
Changes of items during the period
Provision of general reserve	154,000	60,000

Total changes of items during the period	154,000	60,000

Balance at March 31, 2012	1,273,300	1,333,300

Reserve for special depreciation
Balance at March 31, 2011	1,532	2,145
Changes of items during the period
Provision of reserve for special depreciation	1,178	93
Reversal of reserve for special depreciation	-565	-687

Total changes of items during the period	613	-593

Balance at March 31, 2012	2,145	1,551

Reserve for reduction entry
Balance at March 31, 2011	12,321	12,979
Changes of items during the period
Provision of reserve for reduction entry	752	1,345
Reversal of reserve for reduction entry	-94	-89

Total changes of items during the period	658	1,256

Balance at March 31, 2012	12,979	14,235

Retained earnings brought forward
Balance at March 31, 2011	361,495	113,249
Changes of items during the period
Reversal of reserve for dividends	—	113,300
Provision of general reserve	-154,000	-60,000
Provision of reserve for special depreciation	-1,178	-93
Reversal of reserve for special depreciation	565	687
Provision of reserve for reduction entry	-752	-1,345
Reversal of reserve for reduction entry	94	89
Dividends from surplus	-92,170	-108,138
Net income	86,657	46,280
Disposal of treasury stock	-0	-0
Retirement of treasury stock	-87,461	—

Total changes of items during the period	-248,246	-9,219

Balance at March 31, 2012	113,249	104,029

Total retained earnings
Balance at March 31, 2011	1,629,466	1,536,491

	Yen (million)
	2011	2012
Changes of items during the period
Reversal of reserve for dividends	—	—
Provision of general reserve	—	—
Provision of reserve for special depreciation	—	—
Reversal of reserve for special depreciation	—	—
Provision of reserve for reduction entry	—	—
Reversal of reserve for reduction of entry	—	—
Dividends from surplus	-92,170	-108,138
Net income	86,657	46,280
Disposal of treasury stock	-0	-0
Retirement of treasury stock	-87,461	—

Total changes of items during the period	-92,975	-61,857

Balance at March 31, 2012	1,536,491	1,474,633

Treasury stock
Balance at March 31, 2011	-78,872	-26,209
Changes of items during the period
Purchase of treasury stock	-34,800	-7
Disposal of treasury stock	3	1
Retirement of treasury stock	87,461	—

Total changes of items during the period	52,663	-6

Balance at March 31, 2012	-26,209	-26,215

Total shareholders’ equity
Balance at March 31, 2011	1,806,974	1,766,662
Changes of items during the period
Dividends from surplus	-92,170	-108,138
Net income	86,657	46,280
Purchase of treasury stock	-34,800	-7
Disposal of treasury stock	2	1
Retirement of treasury stock	—	—

Total changes of items during the period	-40,312	-61,863

Balance at March 31, 2012	1,766,662	1,704,799

Valuation and translation adjustments
Valuation difference on available-for-sale security
Balance at March 31, 2011	29,695	25,348
Changes of items during the period
Net changes of items other than shareholder’s equity	-4,347	4,583

Total changes of items during the period	-4,347	4,583

Balance at March 31, 2012	25,348	29,932

Deferred gains or losses on hedges
Balance at March 31, 2011	-324	-156
Changes of items during the period
Net changes of items other than shareholder’s equity	168	-28

Total changes of items during the period	168	-28

Balance at March 31, 2012	-156	-184

Total valuation and translation adjustments
Balance at March 31, 2011	29,371	25,192
Changes of items during the period
Net changes of items other than shareholder’s equity	-4,178	4,555

Total changes of items during the period	-4,178	4,555

Balance at March 31, 2012	25,192	29,747

Total net assets
Balance at March 31, 2011	1,836,346	1,791,854
Changes of items during the period
Dividends from surplus	-92,170	-108,138
Net income	86,657	46,280
Purchase of treasury stock	-34,800	-7
Disposal of treasury stock	2	1
Net changes of items other than shareholder’s equity	-4,178	4,555

Total changes of items during the period	-44,491	-57,308

Balance at March 31, 2012	1,791,854	1,734,546